UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

HERON LAKE BIOENERGY, LLC

(Exact name of registrant as specified in its charter)

Minnesota	41-2002393
(State of incorporation)	(IRS Employer Identification No.)

201 10th Street
P.O. Box 198
Heron Lake, Minnesota	56137
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:    (507) 793-0077

Securities to be registered pursuant to Section 12(b) of the Act:   None

Securities to be registered pursuant to Section 12(g) of the Act:   Class A Units

Item 1.  Business

You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following description of business.

Overview

We are a development stage company in the process of developing and constructing a corn-based, dry mill grain processing facility to produce ethanol and distillers grains. We were organized as a Minnesota limited liability company in April 2001.  Until closing on our initial public offering of Class A units in October 2005, our efforts had been devoted principally to developing the ethanol project and related activities, including the obtaining  of equity and debt financing necessary to fund the project.

We broke ground on plant construction at our site in Heron Lake, Minnesota in November 2005.  We will not begin operations or generate revenue until we complete construction of the plant, which we anticipate will be April 2007. Upon completion, the ethanol plant is expected to have the capacity to process approximately 17.9 million bushels of corn per year, producing approximately 50 million gallons per year (mgy) of fuel-grade ethanol and approximately 160,000 tons of dried distillers grains with solubles.

The Ethanol Plant

Structure and Processes

The ethanol plant will use a dry milling process to produce fuel-grade ethanol as its main product and distillers grains as a co-product.  We expect that when completed, the ethanol plant will consist principally of a coal handling, storage and combustion area, storage and processing area for corn; a fermentation area comprised mainly of fermentation tanks; a distillation finished product storage area; and a drying unit for processing the distillers dried grains.

Grain Receiving, Storage and Milling Equipment.  The ethanol plant will contain receiving facilities that will have the ability to receive corn by rail and truck. Upon delivery, the corn will be weighed and a weight ticket issued. A leg will lift the corn to a scalper to remove rocks and debris before conveying the product to storage bins.  A dust collection system will be installed in the grain receiving system to limit particulate emissions.  The corn will be removed from storage and processed through a hammer-mill or grinder.  The result of this process is ground corn.

Conversion and Liquefaction System, Fermentation System and Evaporation System.  Ground corn will be mixed in slurry tanks, routed through a pressure vessel and steam flashed in a flash vessel, which produces cooked mash.  The cooked mash will then continue through liquefaction tanks and into fermenters.  Simultaneously, yeast will be added to the cooked mash as it enters the fermenters.  After batch fermentation is complete, the liquid produced by the fermentation process is pumped to wells and then to the distillation column to separate the alcohol from the mash.

Distillation and Molecular Sieve.  The alcohol is dehydrated in the distillation column, the side stripper and the molecular sieve system.  The alcohol is then blended with 5% gasoline as it is pumped into storage tanks.  The storage tanks will contain meters, filters, pumps and loading equipment for transfer to rail cars or trucks.

Liquid/Solid Separation System.  The ethanol plant will also produce distillers grains.  The resulting corn mash from the distillation column will be transported to centrifuges and then to dryers, where moisture is removed.  The ethanol plant will utilize a dryer system with a thermal oxidizer and heat recovery steam generation.  After it is dried, the distillers grains will be conveyed to the filter receiver and then to a storage building.

Product Storage Area.  We expect to have storage tanks on site to store the ethanol we produce.  The plant will also contain a storage building to hold distillers grains until it is shipped to market.

General Plant Infrastructure and Utilities.  The plant will also consist of administration facilities, chillers, cooling towers and other processing equipment, some of which require fresh water to operate.  Boiler water is conditioned in regenerative softeners and/or other treatment equipment and pumped through a deaerator and into a deaerator tank.  Appropriate boiler chemicals are added and the pre-heated water is pumped into the boiler.  Steam energy will be provided by a heat recovery steam generator.  Process cooling will be provided by circulating cooling water through heat exchangers, a chiller and a cooling tower.  We expect the plant to also contain a compressed air system consisting of an air compressor, receiver tank, pre-filter and air dryer.  We expect that the plant design will also incorporate the use of a clean-in-place system for cooking, fermentation, distillation, evaporation, centrifuges and other systems.

Integration of Coal into Fuel Ethanol Design

In developing our business plan, our objective was to power the ethanol plant with a long term, low cost source of fuel.  We viewed the ethanol plant as an energy conversion process.  One form of fuel—typically natural gas—is consumed to generate a second form of fuel: ethanol.

By way of background, heat is defined in terms of British Thermal units, or BTUs, where one BTU is the amount of heat required to raise one pound of water one degree Fahrenheit.  ICM’s guarantee on coal as the thermal heat source is 37,000 BTUs per gallon of ethanol.  ICM’s guarantee for a gas-fueled facility has improved to 34,000 BTUs per gallon.  A gallon of ethanol will release about 80,000 BTUs, when combusted.  A net gain exists to make this marketable as a liquid fuel, where gas or solids cannot be easily consumed.

Mass production, energy efficiency, and controlling emissions define ethanol production today.  The emissions are the most challenging, and ICM has adopted the thermal destruction of volatile organic compounds (VOCs) from the dryers and heat recovery to maintain energy guarantees.  Burning coal adds emission issues because coal contains impurities and solid handling issues.  Impurities include, but are not limited to, ash, which consists of silica and many other minerals, sulfur, chlorine, mercury and others.  The solid handling issues require mechanical conveyors rather than pipes, and fuel logistics.

The coal is fed and combusted in a sand-filled fluidized bed combustion “box” designed and manufactured by Energy Products of Idaho.  This design avoids one of the most problematical concerns with burning coal:  bottom ash.  The coal is sized to 3/8 inch minus and fed into the fluidized bed of sand, where it is agitated and mechanically ground as it burns.  All of the ash exits in the flue gas as fly-ash.  The temperature of the fluidized bed is monitored and kept below the glass transition temperature, where silica, found in the ash, melts into glass.

Since sulfur is in the coal, limestone is added so that the calcium in the limestone will react with the sulfur to form calcium sulfate, and less sulfur dioxide.  The calcium will also react with the chlorine, to make calcium chloride, and less hydrogen chloride.

A boiler is placed in the outlet of the combustion “box” to recover the heat in the form of steam to drive the ethanol process.  Some of this steam is used to drive the first part of the drying of the distillers grains.  Water vapor driven off in the first stage of drying is recovered in the process.  The finish drying of distiller’s dried grains with solubles — DDGS — is in a direct contact dryer, manufactured by ICM.  Air for drying this second stage is heated in an air-to-air heat exchanger from the coal combustor’s flue gases.  The exhaust air from the second dryer is then scrubbed and routed to the coal combustor as combustion air.  In this manner, the VOC’s released in the second dryer are thermally oxidized in the coal combustor.

The ductwork and boiler are arranged to accommodate the fly-ash in the flue gas, in that low points are provided to collect fly-ash, and velocities are kept low to minimize erosion.  The final item in the coal combustion process is a bag house dust collector, where remaining particulate is filtered.  Oxides of nitrogen are reduced by injecting ammonia into the flue gas.

The federal Environmental Protection Agency (“EPA”) and the Minnesota Pollution Control Agency (“MPCA”) have established limits for all emissions.  The air permitting process requires identification of potential emissions and what equipment and operating procedures will be in place to control within the allowable limits of the permit.  The combustor vendor has a test unit where potential fuels can be tested so that limestone and ammonia injection rates can be defined for the permit application.

The coal logistics of receiving, storage, and delivery to the combustor create dust that will require control.  For flat storage, a cover is specified in our plant design.  Conveyors are specified to be enclosed.  Dust collection is applied where necessary.  Our design build contract with Fagen, Inc. assumes the use of Wyoming/Montana-sourced coal as the thermal energy source for the plant.

Fly-ash disposal is another issue that we will address based on our site.  Because the air permitting will also specify the coal and its treatment, the fly-ash generated will be fairly constant.  The fly-ash can be tested, and if it qualifies to predefined ASTM standards, it can be used as an admixture for cement mixes.  One of the primary criteria is the residual carbon, also known as “LOI,” or Loss On Ignition.  Carbon above 2% typically disqualifies the fly-ash for this application.  Many other applications are available, depending upon the local markets.  The worst case scenario is cost of landfilling.  For the typical 50 mmgpy plant rate, this would be about one truckload per day.  We have begun discussions with several landfills in the startup and backup fuel area and have confirmed that, if necessary, we will be able to ship our fly-ash to their landfills.

Design-Build Contract

We have entered into agreements with Fagen, Inc. in connection with the development of our project and the design, construction and operation of the proposed ethanol plant.  Under these agreements, Fagen will, among other things:

•             Help us develop and analyze feasible project alternatives, including potential facility sites, and assist in the selection of the most appropriate technical and site options in conjunction with the needs of the project;

•             Provide projected plant operating costs and assist us with profitability and sensitivity analyses for selected project alternatives;

•             Work with us to define plant specifications, and assist in developing project roles and responsibilities for all participating parties;

•             Provide process emissions data for environmental permitting activities in support of the environmental permitting firm to be retained by us;

•             Provide us with plant design, engineering services for the integration of coal into fuel ethanol production, preliminary engineering, site lay-out, blue prints, and technical assistance on permits;

•             Utilize Fagen’s templates, models and experience in ethanol plant operations, products marketing, and industry economics to help us develop a business plan;

•             Support our efforts in raising equity to secure debt financing for the Project; and

•             Engage ICM, Inc. to provide environmental consulting and engineering services.

In October 2005, we signed a lump-sum design-build agreement with Fagen for approximately $76,700,000.  Monthly applications will be submitted for work performed in the previous period.  Final payment will be due when final completion has been achieved.  The design-build agreement includes a provision whereby Fagen receives an early completion bonus for each day the construction is complete prior to 470 days.  In addition, Fagen will owe us liquidated damages for each day construction is not complete after 500 days.  The ethanol plant must meet certain performance and emission standards and Fagen retains liability for failure to meet these standards along with potential liquidated damages up to a specified amount.  The contract may be terminated by us upon a ten day written notice subject to payment for work completed, termination fees, and any applicable costs and retainage.

Fagen holds a significant amount of our Class A units. See “Security Ownership of Certain Beneficial Owners and Managements.”

Consulting Contracts

In January 2004, we entered into a consulting agreement with U.S. Energy Services, Inc. to provide consulting and project management services for supplies of coal, natural gas and electricity to the plant beginning February 2004 and continuing until six months after the plant completion date.

In March 2004, we entered into a consulting agreement with Antioch International, Inc. to provide professional services including engineering design services for a rail spur track.

In March 2004, we entered into a contract with Natural Resource Group, Inc. (f/k/a Environmental Resource Group, LLC), a consulting firm to provide environmental services including air pollution control permit applications, environmental assessments and other permitting work for an estimated amount of $30,000.  This agreement may be terminated by either party upon seven days written notice to the other party.

In March of 2004, we entered into a development agreement with Development Services, Inc. of Ivanhoe, Minnesota, to assist us as development coordinator of the project, and provide us with research and technical assistance pertaining to the development of our project.  Under the agreement, we agreed to reimburse them for expenses such as postage, copying, telephone, mileage and overnight travel costs, and to pay them personnel fees at hourly rates ranging from $29.00 per hour to $65.00 per hour.  Vince Robinson, a principal of Development Services, Inc., is the brother-in-law of our President, Robert Ferguson.  See “Certain Relationships and Related Party Transactions.”

Site Infrastructure and Improvements

We are making various improvements to our site and infrastructure in order to construct and operate the ethanol plant.

Roadway Improvements

In order to obtain our building and operating permits, the State of Minnesota is requiring us to make several roadway improvements at the intersection of Minnesota Highway 60 and Jackson County Road 42 for ingress and egress access to the ethanol plant off of Highway 60.  These upgrades will consist of installing acceleration lanes, deceleration lanes, and safety lighting at the intersection.

Coal Handling and Storage Facility

In order to address supply issues for the coal we need to operate our ethanol plant, we are constructing a coal handling and storage facility next to our ethanol plant.  The coal receiving and storage facilities will consist of a coal unloading house, a hopper receiving dump, a conveyor system to transfer the coal to a coal and lime storage facility where the material will be stored until it is transferred by an enclosed conveyor to the fluid bed coal burning system.  The coal unloading system will accommodate up to 35 rail cars within 40 hours.  The coal storage facility will hold up to 7,500 tons of coal (we will use approximately 300 tons per day).  All receiving, conveying and storage facilities will be fully enclosed and will have dust suppression systems.

Rail Access

Union Pacific Railroad is the railroad adjacent to our site.  The site itself is fairly level and will accommodate track construction.  We are installing a railroad siding with two loop tracks dedicated to outbound ethanol and DDGS, with the potential for inbound corn.  These two loops will consist of a total of approximately 15,190 feet of track.  We also have a contingency built into our railroad cost for potentially adding an dditional 6,511 loop for inbound coal.

Site Grading and Phase I Dirt Work

We are responsible for the site grading and preparation under our design build contract with Fagen, Inc.  Fagen prepared the plans and specifications for these improvements, assisting us with pre-bid procedures, and preparing bid documents.  Fagen also provided the construction management phase of this work, including oversight of the soil testing, compaction testing, etc.

Other Land and Site Development Matters

We have contracted with American Engineering & Testing (Marshall, Minnesota) to assist us with soil analysis.  They completed initial soil borings, soil testing, and have compiled a preliminary site report.  We have also retained their services for materials testing during construction.  Fagen Engineering will continue to assist with finalizing the plant layout and site engineering.

Environmental and Other Regulatory Matters

Before we began construction, we were required to obtain various environmental, construction and operating permits, as discussed below.  Our design builder is responsible for the construction permits and registrations, and we are responsible for obtaining necessary air and water permits and operating permits.  If permitting delays occur, construction of the ethanol plant may be delayed. In addition, permitting and environmental and other regulatory requirements may change in the future. Changes in permitting and regulatory requirements could make compliance more difficult and costly. If we are unable to obtain necessary permits or to comply with the requirements of such permit or any other environmental regulations, our business may be adversely affected and we may not be able to complete the construction of or operate our ethanol plant.

The following is a preliminary list of the required federal and state permits we believe we are required to obtain:

Federal Permits

Clean Air Act Requirements

•                      Prevention of Significant Deterioration (PSD) and Construction Permits

•                      Applicable Federal New Source Performance Standards (NSPS)

•                      Applicable National Emission Standards for Hazardous Air Pollutants (NESHAPS)

•                      Title V Operating Permit of the Clean Air Act Amendments of 1990

•                      Risk Management Plan

•                      OSHA 1910 Process Safety Management (PSM) Plan

Clean Water Act Requirements

•                      National Pollutant Discharge Elimination System (NPDES)

•                      Oil Pollution Prevention and Spill Control Countermeasures

Comprehensive Environmental Response Compensation and Liability Act & Community Right to Know Act (CERCLA/EPCRA) Requirements

•                      Tier II Forms — listing of potentially hazardous chemicals stored on-site

•                      EPCRA Section 313 and 304 and CERCLA Section 103.  These reports track use and release of regulated substances above threshold and/or designated quantities annually.

Alcohol and Tobacco Tax and Trade Bureau

•                      Alcohol Fuel Permit

State Permits and Licenses

•                      Air Quality Permits

•                      Storage Tank Permits

•                      Water Quality Permits

•                      State Liquor License

•                      State Department of Motor Fuels

•                      State Department of Transportation (Highway Access Permit; Possible Easement Rights)

•                      State Department of Health

•                      State Department of Public Service (Boiler License)

•                      State Department of Natural Resources

•      Water Appropriation Permits

•      Other waters and wetland considerations

See the “Legal Proceedings” section of this registration statement regarding the status of our state air-emission permit.

Employees

We are in the process of hiring a general manager. We have target June 1, 2006 as a start date for the general manager. We may hire a construction manager to assist us during the construction phase of our operations.  Our plan is to hire the remaining members of our management team approximately 3-6 months prior to anticipated plant start-

up, with the remainder of our employees starting 30-60 days before plant start-up.  We intend to hire a plant management team that has demonstrated processing and/or manufacturing facility experience in their respective areas of responsibility.  On-site training and assistance before and during plant start-up is part of our design-build contract, as well as continued assistance following when we achieve performance criteria for a period up to 6 months.

We presently have two employees. Upon commencement of operations at the ethanol plant, we expect to have approximately 39 employees, of which 31 will be in plant operations and eight in general management and administration. We will not maintain an internal sales organization, but will instead rely upon third-party distributors to buy or market the ethanol and distillers grains that we produce.  We intend to hire staff primarily to operate the ethanol plant and manage our business.

Principal Products and Related Markets

The principal products that we intend to produce are ethanol, distillers grains and carbon dioxide.

Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, and can be used as:

•             An octane enhancer in fuels;

•             An oxygenated fuel additive that can reduce ozone and carbon monoxide vehicle emissions; and

•             A non-petroleum based gasoline substitute.

Most ethanol is used in its primary form for blending with unleaded gasoline and other fuel products. The principal purchasers of ethanol are generally wholesale gasoline distributors or blenders.

Distillers Grains

A principal co-product of the ethanol production process is distillers grains, a high protein, high-energy animal feed.  Dry mill ethanol processing creates three primary forms of distillers grains: distillers wet grains, distillers modified wet grains and distillers dried grains with solubles.  Distillers wet grains is processed corn mash that contains a substantial amount of moisture.  It has a shelf life of up to approximately 14 days and can be sold only to farms within the immediate vicinity of the ethanol plant.  Distillers modified grains is similar to distillers wet grains except that it has been partially dried and contains less moisture.  Distillers modified grains has the same shelf life, but contains less water to transport and is more easily adaptable to some feeding systems, and can be potentially sold to regional markets.  Distillers dried grains with solubles is corn mash that has been dried to approximately 10% moisture.  It has an almost indefinite shelf life and may be sold and shipped to any market regardless of its vicinity to the ethanol plant.

Carbon Dioxide

Another co-product of the ethanol production process is raw carbon dioxide.  Raw carbon dioxide can be processed and used in various food and non-food related applications, such as beverage and dry ice production, pharmaceutical manufacturing, shrink-fitting and cryogenic blasting.  Carbon dioxide is principally used as expendable refrigerants and is commonly used in food processing facilities such as slaughterhouse operations, frozen food storage, and as supplemental cooling for refrigerated products.

The Ethanol Market

Ethanol is produced from starch or sugar-based feed products such as corn, potatoes, wheat, and sorghum, as well as from agricultural waste products including sugar, rice straw, cheese whey, beverage wastes and forestry and paper wastes. Historically, corn has been the primary source because of its relatively low cost, wide availability and ability to produce large quantities of carbohydrates that convert into glucose more easily than other products.  Today, approximately 90% of the ethanol produced in the United States is produced from corn.

Ethanol has been utilized as a fuel additive since the late 1970’s when its value as a product extender for gasoline was discovered during the OPEC oil embargo crisis.  In the 1980’s, ethanol began to see widespread use as an octane enhancer, replacing other environmentally harmful components in gasoline such as lead and benzene.  Ethanol’s use as an oxygenate continued to increase with the passage of the Clean Air Act Amendments of 1990, which required the addition of oxygenates to gasoline in the nation’s most polluted areas.  Ethanol contains approximately 35% oxygen and when combined with gasoline, it acts as an oxygenate that increases the percentage of oxygen in gasoline.  As a result, the gasoline burns cleaner and releases less carbon monoxide and other exhaust emissions into the atmosphere.  Although not all scientists agree about the existence or extent of environmental benefits associated with its use, the use of ethanol is commonly viewed as a way to improve the quality of automobile emissions.

The most common oxygenate competing with ethanol is methyl tertiary butyl ether or “MTBE,” which is cheaper than ethanol. Since the introduction and widespread use of MTBE as an oxygenate, it has been discovered in ground water, lakes and streams. Unlike ethanol, which is biodegradable, MTBE is petroleum-based.  While MTBE has not been classified as a carcinogen, it has been shown to cause cancer in animals and its continued use has raised serious environmental concerns.  As a result, 25 states, including New York, California and Illinois, have passed laws prohibiting or phasing out the sale of gasoline containing any or more than a specified level of MTBE.

Due in part to federal and state policies promoting cleaner air, the environmental concerns associated with MTBE, and federal and state tax and production incentives, the ethanol industry has grown substantially in recent years.  The Renewable Fuels Association estimates that in 2004, approximately 1.95 billion gallons of ethanol were utilized as an oxygenate in the Federal Reformulated Gasoline Program, 290 million gallons in the federal winter Oxygenated Gasoline Program, 280 million gallons in Minnesota to satisfy the state’s oxygenated fuels program, and 1.05 billion gallons in conventional gasoline markets as an octane enhancer and gasoline extender.

According to the Renewable Fuels Association, 14 new ethanol refineries were completed and brought online in 2005, and overall 43 refineries opened, began construction or expanded production capacity in 2005. For the year, according to the Renewable Fuels Association, 95 ethanol refineries located in 19 states produced a record 4 billion gallons, an increase of 17% from 2004 and 126% since 2001. According to the Renewable Fuels Association, as of January 2006, 95 U.S. ethanol refineries have the capacity to produce approximately 4.3 billion gallons of ethanol annually, with another 34 refineries under construction or expansion expected to add approximately 1.9 billion more gallons of annual productive capacity. A majority of the ethanol plants are located in the Midwest, in the corn-producing states of Illinois, Iowa, Minnesota, Nebraska, and South Dakota.

The U.S. Department of Transportation Highway Statistics estimates that approximately 2.75 billion gallons of ethanol were used in 2003.  The following table presents the estimated usage by state for those states consuming over 100 million gallons in that year.

State	Total Ethanol Consumption in 2003 (gallons) (in thousands)
California	588,743
Illinois	385,054
Indiana	131,143
Iowa	104,391
Michigan	151,418
Minnesota	275,210
Ohio	183,722
Wisconsin	107,877

Source:  U.S. Department of Transportation Highway Statistics 2003

Since that time, ethanol consumption has continued to increase significantly in many markets.  For example, due in part to the phase out of the use of MTBE in California, estimated ethanol demand in California in 2005 is approximately 900 million gallons.

Automobile companies have responded to the increasing demand to improve the environment by developing ethanol-friendly vehicles.  Gasoline blends containing up to 10% ethanol are approved under the warranties of most major domestic and foreign automobile manufacturers marketing vehicles in the United States, and many recommend the use of cleaner burning fuel, such as those containing ethanol, in their vehicle owner’s manuals.  Similarly, most major manufacturers of power equipment, motorcycles, snowmobiles and outboard motors endorse the use of ethanol blends in their products.  In the last several years, automobile companies such as Daimler Chrysler, General Motors and Ford have introduced a growing number of flexible fuel vehicles that operate on fuel mixtures of up to 85% ethanol. In addition, ethanol industry advocates have developed new diesel fuels that are a blend of diesel fuel and ethanol.

National Renewable Fuels Standard

The Energy Policy Act of 2005 also introduced a national renewable fuels standard program which sets a national minimum usage requirement that phases in over seven years, beginning with approximately 4.0 billion gallons in 2006 and increases to 7.5 billion gallons by 2012.  The Environmental Protection Agency is directed to issue rules ensuring that the applicable volume of renewable fuels (ethanol, biodiesel, or any other liquid fuel produced from biomass or biogas) is sold or introduced into commerce in the U.S. annually.  The renewable fuels standard is to be implemented no later than one year after the date of enactment.  We expect that ethanol will account for the largest share of renewable fuel produced and used under the renewable fuels standard for the foreseeable future, although the biodiesel industry is also growing.

The renewable fuels standard program should ensure the continued growth of the ethanol market in the near future. While we cannot assure you that this program’s mandates will continue in force in the future, the following chart illustrates the potential U.S. ethanol demand based on the program’s schedule through the year 2012.

U.S. Fuel Ethanol Production

Oxygenated Fuel Requirements

Most ethanol is used in its primary form for blending with unleaded gasoline and other fuel products.  Recently, the demand for ethanol has increased in part because of two major programs established by the Clean Air Act Amendments of 1990.  The first program, the Oxygenated Gasoline Program, is a recurring wintertime program designed to reduce carbon monoxide levels during the winter months.  The Clean Air Act Amendments originally required the use of oxygenated fuels, at a minimum rate of 2.7% oxygen by weight (unless otherwise specified), during the winter months in approximately 43 metropolitan areas that were not in compliance with carbon monoxide standards.  According to the EPA, as of October 2004, a total of 17 metropolitan areas must implement the program.

The second program created by the Clean Air Act Amendments was the Reformulated Gasoline Program.  This program, which began on January 1, 1995, was intended to reduce ground level ozone or smog.  The program initially required the year-round use of oxygenated fuel in nine metropolitan areas with severe ozone pollution. Other less severely troubled areas had been phased into the program over time.  According to the EPA, as of February 2004, various regions of 14 states and the District of Columbia were required to comply with the program, and all or a portion of 12 states had also voluntarily opted into the program. However, states such as California, Georgia and New York sought waivers from the program.  Under the recently enacted Energy Policy Act of 2005, the oxygenate standards for reformulated gasoline under the Clean Air Act was eliminated immediately for California and will be eliminated nationwide 270 days after August 8, 2005, the date of enactment of the Energy Policy Act.

Government Incentives

In addition to the recently-enacted federal renewable fuel standard, the federal government and various state governments have created incentive programs to encourage ethanol production and to enable ethanol-blended fuel to better compete in domestic fuel markets with gasoline blended with MTBE.  The federal incentive programs include excise tax credits to gasoline distributors, direct payments to eligible producers for increased ethanol production and federal income tax credits which eligible producers may earn.  State incentive programs include production payments and income tax credits.  However, these programs are not without controversy, due in part to their cost, and we cannot assure you that they will continue to be available in the future.

Federal Excise Tax Exemption

Although the regulatory program is complicated and there are other federal tax incentives for ethanol production, the most important incentive for the ethanol industry and its customers is the partial exemption from the federal motor fuels excise tax, or the “excise tax exemption.”  The excise tax exemption is provided to gasoline distributors as an incentive to blend their gasoline with ethanol.  For each gallon of gasoline blended with 10% of ethanol, the distributors receive a 5.1¢ per gallon reduction from the 18.3¢ per gallon federal excise tax, which equates to a 51¢ reduction for each gallon of ethanol that they use.  This exemption was extended through December 21, 2010 under the Volumetric Ethanol Excise Tax Credit signed into law by President Bush in October 2004.

Commodity Credit Corporation Bioenergy Program

Another federal incentive program is the Commodity Credit Corporation Bioenergy Program, which makes payments to producers of biofuels for increases in their production (including new production) of ethanol, biodiesel or other biofuels over their prior year’s production.  The maximum any producer can receive is $7,500,000 per fiscal year.  The maximum annual funding authorized under the program is $150,000,000.  However, payments under the program in any one fiscal year may be less if Congress does not fully fund the program for that fiscal year (funding for the program is subject to an annual appropriation).  Payments under the program are subject to pro rata reduction if aggregate payments to all producers in any one fiscal year would otherwise exceed the annual available funding.  In addition, unless the program is extended, it will expire on September 30, 2006. Because we expect that construction of the ethanol plant will not be completed until 2007, we do not expect to be eligible to receive any payments under the program.

Federal Small Producer Credit

The federal Small Ethanol Producer Credit provides an eligible ethanol producer a 10¢ per gallon tax credit for the first 15 million gallons of ethanol produced annually.  Under the program, ethanol producers that qualify or their owners (for pass-through tax entities) can reduce their federal income tax liability by the amount of the annual credit, subject to limitations.  However, benefit of the credit is reduced somewhat because the amount of the credit must be added to regular taxable income (but not to alternative minimum taxable income).  Until recently, an eligible small ethanol producer was defined as a producer whose annual production capacity was 30 million gallons or less, which effectively precluded most newer plants from qualifying.  The Energy Tax Incentives Act of 2005 increased the annual production capacity limitation from 30 million to 60 million gallons. Because our anticipated capacity is 50 million gallons annually, we expect to qualify as a small ethanol producer. If the producer is a pass-through entity such as a limited liability company, the credits are passed through to the unit holders in proportion to their percentage interest in production revenues.  However, if a member is allocated credits from other ethanol investments, the member’s share of our capacity is aggregated with the member’s share of capacity in other ethanol producers in determining the member’s 60 million gallon capacity limitation.

Ethanol Pricing

The price of ethanol tends to be volatile. Historically, ethanol prices have tended to correlate with wholesale gasoline prices, due largely to the primary use of ethanol as an additive to gasoline. Over the last couple of years, however, as ethanol production has expanded rapidly, ethanol prices have been particularly volatile and ethanol and gasoline prices have at times diverged significantly. At the same time, there is little historical correlation between ethanol and corn prices. The volatility of ethanol prices (approximately 80% of our estimated revenue) and lack of correlation with corn prices (approximately 65% of our estimated cost) represents a significant operational risk inherent in ethanol production from corn.

Distillers Grains Industry

Distillers grains is a co-product that is produced when corn is processed into ethanol.  We intend to sell the distillers grains as animal feed for beef and dairy cattle, poultry and hogs.  Research has shown that distillers grains is a good source of protein, vitamins, iron, fiber and other key nutrients that are important to promoting animal growth and health.  Distillers grains is highly digestible and can be mixed with other products to enhance the nutritional properties of the feed product.

Market Overview

The amount of distillers grains produced annually in North America is expected to increase significantly as the number of ethanol plants increase.  However, we believe that the demand for distillers grains may increase as the feed industry becomes more familiar with its benefits.  The market for distillers grains is generally confined to locations where freight costs allow it to be competitively priced against other feed ingredients.  Distillers grains competes with three other feed formulations: corn gluten feed, dry brewers grain and mill feeds.  The primary value of these products as animal feed is their protein content.  Dry brewers grain and distillers grains have about the same protein content, and corn gluten feed and mill feeds have slightly lower protein contents.  Distillers grains contains nutrients that have important growth promoting properties for dairy and beef cattle, poultry, swine and catfish.  For dairy cattle, the high digestibility and net energy content of distillers grains, as well as its high fat content, yields greater milk production as compared to other feed ingredients.  For beef cattle, feedlot studies have found that the improved rumen health, energy effect of the fiber, and palatability promotes faster and more efficient growth. For poultry and swine, feeding trials have found that distillers grains are a useful and economic source of protein, fat and beneficial unidentified growth and health factors.

Types of Distillers Grains

If all of the distillers grain we produced were in the form of distillers dried grains (DDG), we estimate that the ethanol plant would produce approximately 320,000 tons of distillers dried grain annually.  When solubles (fine soluble fiber, fat glycerol, etc.) are added to the feed, it is called distillers dried grains with solubles (DDGS).  These products are commonly dried to 10-12% moisture, which gives them a long shelf life.  When solubles are added, the product has higher bulk density and stickiness and improved animal nutritional qualities, which helps to maintain a cleaner effluent stream.  However, the solubles typically makes the drying process more difficult. We intend to utilize proven technology and low temperatures while drying the grain to produce a premium distillers dried grains with solubles product that may sell at a slight pricing premium.

Distillers wet grains (DWG) is distillers grains with higher moisture content than the dried grains, which allows for substantial savings from reduced drying costs.  Further, distillers wet grains are often favored by dairy and beef feedlots and operations because cattle seem to prefer the moist texture.  In cattle feedlots, they are usually fed in the bunker with mineral supplements, roughage, corn or other conventional feed grains. However, the wet grains typically has a shelf life of about two weeks.  This provides for a much smaller market and makes the timing of its sale critical.  Further, because of its moisture content, the wet grains are heavier and more difficult to handle.  The customer must be close enough to justify the additional handling and shipping costs.  As a result, distillers wet grains are principally sold only to local feedlots and livestock operations.

Distillers Grains Pricing

Various factors affect the price of distillers grain, including, among others, the price of corn, soybean meal and other alternative feed products, the performance or value of distillers grains in a particular feed market, and the supply and demand within the market.  Like other commodities, the price of distillers grains can fluctuate significantly.

Sales and Marketing

General

We recently entered into a distiller’s grain marketing agreement, effective for a term of one year commencing at the start-up of the plant, but terminable by either party upon 90 days written notice. We also plan to hire a third-party marketers to sell our ethanol. We intend to explore selling our raw carbon dioxide to a third party processor who may build a processing facility next to our ethanol plant, although our business plan at this time does not contemplate any such sales.  We have no agreement with any party for the sale of any of our anticipated products.

Ethanol Markets

We believe that most of our ethanol will be sold into local markets in the Midwest region and will be shipped primarily by truck.  The West Coast could be targeted as a national market via our access to UP rail lines.  The ethanol plant will be designed with truck and rail load-out facilities and connections to a railway system, which will facilitate transporting the ethanol we produce to our target markets.  We intend to negotiate with potential ethanol marketers to market and sell 100% of our ethanol, although we have not yet entered into any agreements with such marketers.  Ethanol marketers typically evaluate demand, price and cost when determining the market to which they sell and will typically sell ethanol into the market paying the highest price.

Distillers Grains

We believe that the abundant number of livestock operations (primarily hogs and poultry) in the local and regional markets creates an opportunity to market our distillers grains production locally, either in dried or modified wet form.  This may allow us to reduce our energy costs to dry the distillers grain.  Please see table below.

HOGS AND PIGS:

December 1 Inventory by County (2001-02)

County	All Hogs		Annual Farrowings		Annual Pig Crop
	2001	2002	2001	2002	2001	2002
Blue Earth	348,000	383,000	70,500	74,500	632,000	661,000
Brown	291,000	306,000	52,500	53,500	482,000	487,000
Cottonwood	129,000	132,000	29,200	28,500	266,000	257,000
Faribault	175,000	171,000	41,500	39,500	372,000	347,000
Jackson	195,000	204,000	36,300	37,000	326,000	328,000
Lincoln	51,000	53,000	22,100	22,000	198,000	195,000
Lyon	173,000	163,000	27,500	25,000	245,000	220,000
Martin	636,000	699,000	85,000	90,000	758,000	795,000
Murray	95,000	96,000	13,300	13,000	117,000	112,000
Nicollet	275,000	302,000	65,000	69,000	591,000	617,000
Nobles	223,000	229,000	34,200	34,000	303,000	298,000
Pipestone	183,000	198,000	44,100	46,000	417,000	413,000
Redwood	189,000	180,000	27,700	25,500	246,000	224,000
Rock	146,000	152,000	25,600	25,000	232,000	223,000
Watonwan	122,000	118,000	24,500	23,000	218,000	202,000

Carbon Dioxide

We may be able to sell our raw carbon dioxide to a third-party processor, although we have no current plans to do so in our current business plan.  Instead, we will vent off the raw carbon dioxide we produce..

Utilities and Coal

The production of ethanol is a very energy intensive process that requires significant amounts of water, electricity and, in our case, coal.  We currently have no agreements for the utilities that we need to produce ethanol or the coal that we will need to power our ethanol plant.  We anticipate entering into discussions with various utility companies and coal supplies before we begin construction of our proposed ethanol plant.  We have hired U.S. Energy to help us evaluate our options for our utility needs and negotiate contracts for those services.  We have also retained U.S. Energy to assist us evaluate our pricing and transportation options for the coal we need to power our plant.

Water Supply

We anticipate that we will require a significant supply of fresh water everyday to maintain consistent operation of our proposed ethanol plant.  We have entered into an Industrial Water Supply Development and Distribution Agreement with the City of Heron Lake, Jackson County, and Minnesota Soybean Processors (“MnSP”), under which we expect to be supplied with process water for the ethanol plant.  Under the agreement, the City agrees to acquire property on which to construct a water well and associated facilities from which we will have the right to the first 600 gallons per minute, once our proposed ethanol plant becomes operational. In consideration of the City providing us with this water, we agree to pay one-half of the debt service on the approximately $735,000 of revenue bonds issued by the City to pay for the well project, plus a 5% administrative fee, totaling approximately $594,000 and operating costs, relative to the our water usage,  plus a 10% profit.  These payments may be delayed until such time that the plant becomes operational.  The City also agrees to work cooperatively with us to develop any required water treatment facilities, with the expectation that we, together with any other users of the water treatment facilities will cover all costs related to the facilities.  The agreement expires in February 2019 with the final scheduled maturities of the financing bonds, but the parties that, prior to the scheduled expiration, they will negotiate in good faith to replace the agreement with a further agreement regarding the well and related facilities.

Coal

We anticipate that our proposed ethanol plant will require a significant and uninterrupted supply of coal for its operations.  We plan to procure coal from various suppliers on the open market, or from suppliers/users who have entered into long-term coal contracts for facilities nearby.  Our design build contract with Fagen, Inc. assumes the use of Wyoming/Montana-sourced coal as the energy source for the plant.  We currently have no agreement with any coal supplier to provide us the coal that we will need.  We anticipate entering into an agreement with a coal supplier before the end of our third fiscal quarter ending July 31, 2006. We will also add alternative energy capability (such as propane) to the design of our plant in order to fire the fluid-bed boiler system that will combust the coal.  In addition, our fluidized-bed boiler may burn corn or bio-mass as solid fuel in the event coal is not available, but the cost of the solid fuel makes this a significantly less attractive fuel than coal to power the boiler.

Electricity

We anticipate that the ethanol plant will require a continuous supply of electricity.  We currently have no agreement with any third party for the electrical services that we will need, but expect that the local utility service would be sufficient to meet our needs.  We anticipate beginning negotiations with electrical service providers before we commence construction of the ethanol plant.  We are currently reviewing proposals from Alliant Energy and Federated Electric Co-op.  We are also assessing the feasibility of installing a steam let-down turbine to generate approximately 25% of our electric needs.  This turbine would be driven by the steam from the pressure differential between the steam needed to do the cooking and the evaporation which is currently being vented to the atmosphere.  This process is not specific to a coal-fired system although with natural gas there is likely to be a higher generating cost than with coal.  Based on current prices, each pound of steam manufactured by natural gas will be more expensive than a pound of steam produced via coal.  The let-down will be located between the evaporated and the high-pressure steam line, which is heat input into the cooking area.

Corn Procurement

We anticipate that we will need to procure approximately 17.9 million bushels of corn per year for our dry mill ethanol process. Our members will not be obligated to deliver corn to us. We expect to pay market price for our corn.  The price and availability of corn is subject to significant fluctuation depending upon a number of factors that affect commodity prices generally. These include, among others, crop conditions, crop production, weather, government programs, and export demands.

Corn generally represents approximately 65% of the cost of revenue for ethanol production.  For our project, we define our feedstock area as the area within 80 miles of Heron Lake, Minnesota.  We believe the Heron Lake area will provide an adequate supply of available feedstock corn for our proposed plant, assuming approximately 50% of corn production in the area will be used for livestock feed, as well as considering existing markets including other ethanol plants in the feedstock area.  We intend to establish ongoing relationships with local grain elevators to acquire some or all of the corn that we will need.

CORN PRODUCTION

By County (2001-03) (in bushels)

County	2001	2002	2003
Blue Earth	21,628,100	30,099,600	28,732,800
Brown	19,446,100	21,675,000	24,005,300
Cottonwood	19,976,400	25,976,800	24,446,100
Faribault	21,646,900	33,667,200	33,150,000
Jackson	20,414,000	27,237,200	26,691,200
Lincoln	11,119,800	11,065,600	12,212,000
Lyon	21,918,400	26,270,100	23,842,000

County	2001	2002	2003
Martin	23,897,500	36,962,800	35,700,000
Murray	20,345,400	24,038,000	23,688,000
Nicollet	15,002,400	17,285,700	19,126,400
Nobles	20,135,400	23,539,200	26,014,500
Pipestone	11,974,500	12,314,000	12,718,200
Redwood	30,132,000	35,733,200	34,458,400
Rock	15,184,000	17,125,200	17,490,800
Watonwan	15,637,800	19,674,100	19,637,800

Totals	288,460,701	362,665,702	361,915,503

Lakefield Elevator Purchase

We entered into a purchase agreement to acquire Farmers Co-operative Elevator of Lakefield through our wholly owned subsidiary, Lakefield Farmers Elevator, LLC, during fiscal 2005 and the acquisition closed in December 2005.  We believe that the elevator gives us the ability to procure and store corn on a more favorable basis than would otherwise be available.  We acquired certain assets of Farmers Co-operative Elevator in exchange for $3,160,688 in cash.  The subsidiary currently has nine employees.

Hedging

Due to fluctuations in the price of corn, we plan to develop a hedging strategy to minimize our commodity risk.  Hedging is a means of protecting the price that we will buy corn in the future.  In a hedging transaction, we will purchase futures contracts which lock in the amount and price of corn that we will purchase at a future date.  Whether our hedging activities are successful depends upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts.  Although we will attempt to link hedging activities to plans for sales of our ethanol and pricing activities, hedging activities can result in significant costs, especially if we cannot use all of the corn subject to our futures contracts.  We intend to hire a third-party consultant to assist us with hedging transactions and risk management.

Job Opportunity Building Zones (“JOBZ”) Designation

We have qualified for the State of Minnesota’s new JOBZ program which will offer us the opportunity to operate in an environment nearly free of state and local taxes.  These tax incentives will help lower our overall costs and facilitate our growth.  The program is administered by the Minnesota Department of Employment and Economic Development (the “Department”) which is authorized to designate up to ten job opportunity building zones in economically distressed rural areas.  Qualifying businesses that operate in these zones are exempt from sales, income and property taxes.  A refundable jobs credit is also available.  The tax exemptions afforded by this program will be available to qualified businesses for a period of up to 12 years beginning in January 2004.  Specifically, the JOBZ program provides for:

•             The designation of 10 job opportunity building zones in economically distressed areas that may be divided up into separate noncontiguous subzones located in one or more local government units.  In addition, the designation of up to 5 agricultural processing facility zones that would be limited to the sites of the agricultural processing facilities themselves.

•             A property tax exemption for commercial and industrial property (both real and personal) in a JOBZ zone or an agricultural processing zone.  This exemption does not apply to (i) land, (ii) commercial-industrial property where neither the owner nor the lessee is a qualified business, (iii) debt service levies for general obligation bonds, and (iv) school operating referenda if voters approved the levy before designation of the zone.

•             An individual income tax exemption for income derived from investing in or operating a qualified business in a JOBZ zone.

•             A corporate franchise tax exemption.  Income from operating a qualified business in a JOBZ zone is deductible in calculating taxable income under the corporate franchise tax.

•             An individual tax exemption for Minnesota nonresidents.  In calculating the Minnesota tax for a nonresident, JOBZ zone income is excluded from both the numerator and denominator of the ratio.

•             A refundable jobs credit to a qualified business operating in a JOBZ zone equal to 7% of the lesser of either (i) the increase in the business payroll in the JOBZ zone since the year of designation or (ii) the increases in total Minnesota payroll since the year of designation, minus the increase in the number of full time employees in the JOBZ zone since designation multiplied by $30,000.  This credit applies against chapter 290 taxes (regular and alternative minimum tax under both the individual income and corporate franchise taxes).

•             A clarification that tax-exempt JOBZ zone income reduces the amount of the dependent care credit that is allowed.  (For example, if one quarter of the of a taxpayer’s income were tax-exempt JOBZ zone income, the otherwise applicable dependent care credit would be reduced by 25%).

•             A clarification that tax-exempt JOBZ zone income reduces the amount of the working family credit that is allowed.

•             An extension of the individual income tax exemption to the alternative minimum tax or AMT under the individual income tax.

•             An exemption for income from operating a business in a JOBZ zone from the corporate alternative minimum tax.

•             An exemption for a business from the minimum fee if all of its property and payroll is located in a JOBZ zone.

•             An exemption that excludes property and payroll located in a JOBZ zone from use in calculation of the minimum fee under the corporate franchise tax.  This exemption applies to a business that has property and payroll outside the JOBZ zone.

•             A sales tax exemption for businesses located in a JOBZ zone.  This exemption requires that goods or taxable services must be primarily used in the JOBZ zone and purchased during the duration of the JOBZ zone.  This exemption extends to contract purchasers (if the final use of the property is in the JOBZ zone) and to local sales taxes.

•             An exemption from the motor vehicle sales tax for vehicles used by a business in a JOBZ zone.  The vehicle must be both garaged in the JOBZ zone and primarily used in support of JOBZ zone operations of the business.  This exemption also applies to local sales taxes.

•             An exemption for rents received for both real and tangible personal property located in the JOBZ zone.

•             An exemption for income from operating a business in a JOBZ zone.  There is a limitation on this exemption.

•             A tax exemption for capital gains on real and tangible personal property located in a JOBZ zone or the sale of a business operated in a JOBZ zone.

We are required to submit an annual report to the commissioner of the Department on our JOBZ zone performance and compliance with the business subsidy law.  Based on these annual reports, the commissioner may take action that he considers appropriate, such as removing property from the JOBZ zone or terminating the JOBZ zone or subzone.

In 2004, a federal court in Ohio ruled that the use of the tax code to influence where a company invests is contrary to the Constitution’s guarantee of free commerce between the states.  The ruling could spread to other federal court districts including Minnesota, although it is unclear whether the Ohio ruling will have any impact in Minnesota or on the JOBZ program.  If the JOBZ program was held unconstitutional or was terminated, we could lose local and state tax incentives for our project.

Transportation and Delivery

We expect that the ethanol plant will have the facilities necessary to receive corn by truck and rail and to load ethanol and distillers grains onto trucks and rail cars.  We currently have no agreement with any service provider to provide us with the transportation and delivery services that we will need.  We intend to negotiate with rail and truck service providers to provide us these services before we begin construction of the proposed ethanol plant.  We may look to third-party logistics consultants to assist us with our transportation needs.  We have retained the services of

Antioch International, Inc. (Elkhorn, Nebraska) to design our rail system.  Our financing plan and our estimated project cost includes $2,435,200 for railroad improvements to our site, which includes a $600,000 contingency for siding improvements to receive coal by rail.

Ethanol Competition

We expect to be in direct competition with producers of ethanol and other alternative fuel additives. Many of these producers have significantly greater resources than we do.  We also expect the number of competitors to increase.  The development of other ethanol plants, particularly those in close proximity to our ethanol plant, will increase the supply of ethanol and may result in lower local ethanol prices.  Ethanol plants in close proximity will also compete with us for, among other things, corn and personnel.

We will be in direct competition with numerous other ethanol plants that produce the same products that we do. We plan to compete with other ethanol producers on the basis of price and delivery service. Our proposed ethanol plant is expected to produce approximately 100 million gallons of ethanol annually.  We believe that this volume will give us certain procurement and production efficiencies over smaller competitors.  We believe that we will be able, if necessary, to sell some or all of our products at lower prices because of efficiencies arising from the ethanol plant and our anticipated production volume, and our transportation advantages through barge service.

We expect to be in direct competition with other ethanol producers in close proximity to our proposed ethanol plant.  These competitors will compete with us for, among other things, corn and personnel.  Because of their close proximity, these competitors may also be more likely to sell to the same markets that we intend to target for our ethanol and distillers grains.

According to the Renewable Fuels Association, 14 new ethanol refineries were completed and brought online in 2005, and overall 43 refineries opened, began construction or expanded production capacity in 2005.   For the year, according to the Renewable Fuels Association, 95 ethanol refineries located in 19 states produced a record 4 billion gallons, an increase of 17% from 2004 and 126% since 2001.  According to the Renewable Fuels Association, as of January 2006, 95 U.S. ethanol refineries have the capacity to produce approximately 4.3 billion gallons of ethanol annually, with another 34 refineries under construction or expansion expected to add approximately 1.9 billion more gallons of annual productive capacity.  A majority of the ethanol plants are located in the Midwest, in the corn-producing states of Illinois, Iowa, Minnesota, Nebraska and South Dakota. The largest ethanol producers include Abengoa Bioenergy Corp., Archer Daniels Midland Company, Aventine Renewable Energy, Inc., Cargill, Inc., New Energy Corp. and VeraSun Energy Corporation.

The following table identifies U.S. ethanol producers and their current and anticipated production capacities as of February 2006 according to the Renewable Fuels Association. Projects still in the development stage are not included in the table.

U.S. Fuel Ethanol Production Capacity
million gallons per year (mgy)

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansion (mgy)
Abengoa Bioenergy Corp.	York, NE Colwich, KS Portales, NM Ravenna, NE	Corn/milo	55 25 30	88
ACE Ethanol	Stanley, WI	Corn	39
Adkins Energy, LLC*	Lena, IL	Corn	40
Advanced Bioenergy	Fairmont, NE	Corn		100
AGP*	Hastings, NE	Corn	52
Agra Resources Coop (d.b.a. EXOL)*	Albert Lea, MN	Corn	40	8
Agri-Energy, LLC*	Luverne, MN	Corn	21
Alchem Ltd. LLLP	Grafton, ND	Corn	10.5

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansion (mgy)
Al-Corn Clean Fuel*	Claremont, MN	Corn	35
Amaizing Energy, LLC*	Denison, IA	Corn	40
Archer Daniels Midland Company	Decatur, IL Cedar Rapids, IA Clinton, IA Columbus, NE Marshall, MN Peoria, IL Walhalla, ND	Corn Corn Corn Corn Corn Corn Corn/barley	1,070
ASAlliances Biofuels, LLC	Albion, NE Linden, IN	Corn Corn		100 100
Aventine Renewable Energy, Inc.	Pekin, IL Aurora, NE	Corn Corn	100 50	57
Badger State Ethanol, LLC*	Monroe, WI	Corn	48
Big River Resources, LLC*	West Burlington, IA	Corn	40
Broin Enterprises, Inc.	Scotland, SD	Corn	9
Bushmills Ethanol, Inc.*	Atwater, MN	Corn		40
Cargill, Inc.	Blair, NE Eddyville, IA	Corn Corn	85 35
Central Indiana Ethanol, LLC*	Marion, IN	Corn		40
Central MN Ethanol Coop*	Little Falls, MN	Corn	21.5
Central Wisconsin Alcohol	Plover, WI	Seed corn	4
Chief Ethanol	Hastings, NE	Corn	62
Chippewa Valley Ethanol Co.*	Benson, MN	Corn	45
Commonwealth Agri-Energy, LLC*	Hopkinsville, KY	Corn	24	9
Corn, LP*	Goldfield, IA	Corn	50
Cornhusker Energy Lexington, LLC	Lexington, NE	Corn		40
Corn Plus, LLP*	Winnebago, MN	Corn	44
Dakota Ethanol, LLC*	Wentworth, SD	Corn	50
DENCO, LLC*	Morris, MN	Corn	21.5
E3 Biofuels	Mead, NE	Corn		24
East Kansas Agri-Energy, LLC*	Garnett, KS	Corn	35
ESE Alcohol Inc.	Leoti, KS	Seed corn	1.5
Ethanol2000, LLP*	Bingham Lake, MN	Corn	32
Frontier Ethanol, LLC	Gowrie, IA	Corn		60
Front Range Energy, LLC	Windsor, CO	Corn		40
Glacial Lakes Energy, LLC*	Watertown, SD	Corn	50
Golden Cheese Company of California*	Corona, CA	Cheese whey	5
Golden Grain Energy, LLC*	Mason City, IA	Corn	40
Golden Triangle Energy, LLC*	Craig, MO	Corn	20
Grain Processing Corp.	Muscatine, IA	Corn	20
Granite Falls Energy, LLC	Granite Falls, MN	Corn	45
Great Plains Ethanol, LLC*	Chancellor, SD	Corn	50
Green Plains Renewable Energy	Shenandoah, IA	Corn		50
Hawkeye Renewables, LLC	Iowa Falls, IA Fairbank, IA	Corn Corn	50	50 100
Heartland Corn Products*	Winthrop, MN	Corn	36
Heartland Grain Fuels, LP*	Aberdeen, SD Huron, SD	Corn Corn	9 12	18
Heron Lake BioEnergy, LLC	Heron Lake, MN	Corn		50
Horizon Ethanol, LLC	Jewell, IA	Corn		60
Husker Ag, LLC*	Plainview, NE	Corn	26.5
Illinois River Energy, LLC	Rochelle, IL	Corn		50

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansion (mgy)
Iowa Ethanol, LLC*	Hanlontown, IA	Corn	50
Iroquois Bio-Energy Company, LLC	Rensselaer, IN	Corn		40
James Valley Ethanol, LLC	Groton, SD	Corn	50
KAAPA Ethanol, LLC*	Minden, NE	Corn	40
Land O’Lakes*	Melrose, MN	Cheese whey	2.6
LincolnLand Agri-Energy, LLC*	Palestine, IL	Corn	48
Lincolnway Energy, LLC*	Nevada, IA	Corn		50
Liquid Resources of Ohio	Medina, OH	Waste beverage	3
Little Sioux Corn Processors, LP*	Marcus, IA	Corn	52
Merrick/Coors	Golden, CO	Waste beer	1.5	1.5
MGP Ingredients, Inc.	Pekin, IL Atchison, KS	Corn/wheat starch	78
Michigan Ethanol, LLC	Caro, MI	Corn	50
Mid America Agri Products/Wheatland	Madrid, NE	Corn		44
Mid-Missouri Energy, Inc.*	Malta Bend, MO	Corn	45
Midwest Grain Processors*	Lakota, IA Riga, MI	Corn Corn	95	57
Midwest Renewable Energy, LLC	Sutherland, NE	Corn	17.5	4.5
Minnesota Energy*	Buffalo Lake, MN	Corn	18
Missouri Ethanol	Laddonia, MO	Corn		45
New Energy Corp.	South Bend, IN	Corn	102
North Country Ethanol, LLC*	Rosholt, SD	Corn	20
Northeast Missouri Grain, LLC*	Macon, MO	Corn	45
Northern Lights Ethanol, LLC*	Big Stone City, SD	Corn	50
Northstar Ethanol, LLC	Lake Crystal, MN	Corn	52
Otter Creek Ethanol, LLC*	Ashton, IA	Corn	55
Pacific Ethanol	Madera, CA	Corn		35
Panhandle Energies of Dumas, LP	Dumas, TX	Corn/Grain/Sorghum		30
Parallel Products	Louisville, KY R. Cucamonga, CA	Beverage waste	5.4
Permeate Refining	Hopkinton, IA	Sugars & starches	1.5
Phoenix Biofuels	Goshen, CA	Corn	25
Pinal Energy, LLC	Maricopa, AZ	Corn		55
Pine Lake Corn Processors, LLC*	Steamboat Rock, IA	Corn	20
Platte Valley Fuel Ethanol, LLC	Central City, NE	Corn	40
Prairie Ethanol, LLC	Loomis, SD	Corn		60
Prairie Horizon Agri-Energy, LLC	Phillipsburg, KS	Corn		40
Pro-Corn, LLC*	Preston, MN	Corn	42
Quad-County Corn Processors*	Galva, IA	Corn	27
Red Trail Energy, LLC	Richardton, ND	Corn		50
Redfield Energy, LLC	Redfield, SD	Corn		50
Reeve Agri-Energy	Garden City, KS	Corn/milo	12
Siouxland Energy & Livestock Coop*	Sioux Center, IA	Corn	25
Siouxland Ethanol, LLC	Jackson, NE	Corn		50
Sioux River Ethanol, LLC*	Hudson, SD	Corn	55
Sterling Ethanol, LLC	Sterling, CO	Corn	42
Tall Corn Ethanol, LLC*	Coon Rapids, IA	Corn	49
Tate & Lyle	Loudon, TN	Corn	67
The Andersons Albion Ethanol LLC	Albion, MI	Corn		55
Trenton Agri Products, LLC	Trenton, NE	Corn	35	10
United WI Grain Producers, LLC*	Friesland, WI	Corn	49
US BioEnergy Corp.	Albert City, IA	Corn		100

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansion (mgy)
	Lake Odessa, MI	Corn		45
U. S. Energy Partners, LLC	Russell, KS	Milo/wheat starch	48
Utica Energy, LLC	Oshkosh, WI	Corn	48
Val-E Ethanol, LLC	Ord, NE	Corn		45
VeraSun Energy Corporation	Aurora, SD Charles City, IA Ft. Dodge, IA	Corn Corn	230	110
Voyager Ethanol, LLC*	Emmetsburg, IA	Corn	52
Western Plains Energy, LLC*	Campus, KS	Corn	45
Western Wisconsin Renewable Energy, LLC*	Boyceville, WI	Corn		40
Wind Gap Farms	Baconton, GA	Brewery waste	0.4
Wyoming Ethanol	Torrington, WY	Corn	5
Xethanol BioFuels, LLC	Blairstown, IA	Corn	5
Total Current Capacity			4,381.4
Total Under Construction/Expansion				2,101
Total Capacity			6,482.4

* Farmer owned

We expect to be in direct competition with other ethanol producers in close proximity to our proposed ethanol plant.  These competitors will compete with us for, among other things, corn and personnel.  Because of their close proximity, these competitors may also be more likely to sell to the same markets that we intend to target for our ethanol and distillers grains.

We may also compete with ethanol that is produced or processed in certain countries in Central America and the Caribbean region, Brazil and other countries.  Ethanol produced in the Caribbean basin and Central America may be imported into the United States at low tariff rates or free of tariffs under the Caribbean Basin Initiative and the Dominican Republic — Central America — United States Free Trade Agreement. Brazil is reported to be the world’s largest producer and exporter of ethanol.  Although tariffs presently impede large imports of Brazilian ethanol into the United States, low production costs, other market factors or tariff reductions could make ethanol imports from various countries a major competitive factor in the U.S.

Alternative Fuel Additives

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development by various ethanol and oil companies that have far greater resources than we do.  New products or methods of ethanol production developed by larger and better-financed competitors could provide them competitive advantages over us and harm our business.

The development of ethers intended for use as oxygenates is also continuing.  Methyl tertiary butyl ether, or “MTBE,” is a petrochemical produced by combining isobutylene (a product of the refining industry) with methanol.  We expect to compete with producers of MTBE, which costs less to produce than ethanol.  MTBE is an oxygenate commonly used in fuels for compliance with the federal Clean Air Act.  Many major oil companies produce MTBE.  These companies have significant resources to market MTBE and to influence legislation and public perception of MTBE.  These companies also have sufficient resources to begin production of ethanol should they choose to do so.

However, MTBE has been linked to groundwater contamination at various locations in the United States.  Many states have enacted legislation prohibiting the sale of gasoline containing certain levels of MTBE or are phasing out the use of MTBE.

Ethyl tertiary butyl ether, or “ETBE,” is produced by combining isobutylene with ethanol. ETBE’s advantages over ethanol as a fuel blend include its low affinity for water and low vapor pressure.  Because petroleum pipelines and storage tanks contain water in various amounts, ETBE’s low affinity for water allows it to be distributed through existing pipeline systems.  This is not possible for ethanol, which must be shipped via transport trucks or rail cars.

Item 1A.  Risk Factors

Risks Related Our Structure

Our units have no public market, no public market is expected to develop, and consequently, it may be difficult for you to sell your units.

Although we expect matching services to be available to help match members who want to sell with persons who want to buy, there is no public trading market for the units and we do not expect one to develop in the foreseeable future.  To maintain our partnership tax status, we do not intend to list the units on any stock exchange or automatic quotation system such as the Nasdaq Stock Market.  Consequently, you may have to hold your units for an indefinite period of time because it may be difficult for you to sell your units.

There are significant restrictions on transferring our units, which may make your units unattractive to prospective purchasers and may prevent you from selling them when you desire.

Investing in our units should be considered a long-term investment.  Your ability to transfer your units is restricted by our Member Control Agreement.  You may not transfer your units unless the transfer is a “permitted transfer.”  Permitted transfers are transfers approved by the Board of Governors and that satisfy certain conditions and restrictions set forth in Section 10 of our Member Control Agreement.  In particular, transfers that would cause us to be deemed a “publicly traded partnership” and thus lose our partnership tax status are generally prohibited.  Our unit transfer policy generally prohibits transfers until 30 days after the ethanol plant has met performance guarantees following completion of construction.  We do not expect to reach plant start-up until at least April 2007, which means you will not be able to transfer the units prior to that time. In addition, a transferee of units may not become a member unless the transferee is approved by the Board of Governors and satisfies certain conditions and restrictions set forth in Section 10.  See “Description of Capital Units and Member Control Agreement — Restrictions on Transfer” and “Federal Income Tax Considerations” for more information.   Further, transfer of your units is restricted by applicable federal and state securities laws. Because the offering of the units has not been registered under federal securities laws or the securities laws of any other state, you may not sell, offer for sale, or transfer your units in the absence of either an effective registration statement under the Securities Act of 1933, as amended, and under applicable state securities laws, or an opinion of counsel satisfactory to us that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under applicable state securities laws. These restrictions may make your units unattractive to prospective transferees, and may prevent you from selling your units when you desire.

You will be bound by actions taken by members holding a majority of our units, and because of the restrictions on transfer and lack of dissenters’ rights, you could be forced to hold a substantially changed investment.

We cannot engage in certain transactions, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, without the approval of our members.  However, if holders of a majority of our units approve a transaction, then you will also be bound to that transaction regardless of whether you agree with the transaction.  Under our Member Control Agreement, you will not have any dissenters’ rights to seek appraisal or payment of the fair value of your units.  Consequently, because there is no public market for the units, you may be forced to keep a substantially changed investment.

Risks Related to Our Debt Financing

Our debt financing agreements contain restrictive covenants that limit distributions and impose restrictions on the use of working capital, and these restrictions could have a material adverse effect upon our business and reduce the value of your investment.

The use of debt financing may make it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements.  Our debt may have important implications on our operations, including, among other things:

•             Limiting our ability to obtain additional debt or equity financing;

•             Making us vulnerable to increases in prevailing interest rates;

•             Placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors;

•             Subjecting all or substantially all of our assets to liens, which means that there may be virtually no assets left for shareholders in the event of a liquidation;

•             Limiting our ability to adjust to changing market conditions, which could make us more vulnerable to a downturn in the general economic conditions of our business; and

•             Limiting our ability to make business and operational decisions regarding our business and our subsidiaries, including, among other things, limiting our ability to pay dividends to our shareholders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

The terms of our debt financing agreements contain financial, maintenance, organizational, operational and other restrictive covenants.  If we are unable to comply with these covenants and service our debt, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which would result in a material adverse effect upon our business and reduce the value of your investment.

Our failure to comply with a single debt financing covenant or agreement could have a material adverse impact on our business as a whole.

If we obtain multiple debt financing arrangements (such as senior and subordinated debt), these arrangements will contain various covenants and agreements and may contain cross-acceleration and cross-default provisions.  Under these provisions, a default or acceleration of one debt agreement will result in the default and acceleration of our other debt agreements (regardless of whether we were in compliance with the terms of such other debt agreements).  Accordingly, a default on one debt agreement could result in all of our outstanding debt becoming immediately due and payable.  The application of cross-acceleration or cross-default provisions means that our compliance with applicable debt covenants and agreements will be interdependent and one default may materially harm our business as a whole.

Risks Related to Construction and Development of the Ethanol Plant

Significant increases in the cost of the project may require us to obtain additional capital, which may be difficult and expensive to obtain, or may not be available at all.

Certain events and conditions, including among others, delays, change orders we may submit and site conditions that may differ from what we expect could lead to significant increases in our project costs.  Delays and changes are not uncommon in construction projects such as the one we intend to engage in.  Increases in the cost of the ethanol plant will require us to procure additional equity and/or debt financing, which may be difficult and expensive to obtain, or may not be available at all.  The terms of any additional financing may hinder our ability to generate revenue and service our debt.

Delays may hinder our ability to timely commence operations and service our debt.

Delays could occur because of, among other things, acts of God, defects in material or workmanship, labor or material shortages, permitting or zoning delays, our assumptions not materializing, our changing the location of the ethanol plant from the proposed site, or the need to obtain additional capital.  We have developed what we believe to be a reasonable timetable for completing the project.  Our schedule depends upon the accuracy of the assumptions underlying our plan of operations.  Our assumptions are based in part upon agreements and plans that we have not begun to negotiate or are not yet final or executed.  These include, among others, our construction schedule, our ability to obtain necessary permits, and our ability to secure third party purchasers or marketers for our products before the ethanol plant is completed.  The definitive versions of such agreements and plans may not materialize or if they do materialize, may not prove to be reasonable.  This could delay completion of the ethanol plant.  Delays will hinder our ability to timely commence operations, generate revenue and service our debt.  If this occurs, we may have to seek permission from the lender to delay repayment of our debt, and this could be expensive.

We are dependent on key service providers for our ethanol plant project, whose failure to perform on a timely basis or at all could force us to abandon our business or hinder our ability to operate profitably.

We are highly dependent upon Fagen, Inc. and ICM, Inc. to complete the design and construction of the plant.  We are also highly dependent upon Fagen’s and ICM’s experience and ability to train our personnel in operating the plant.

If Fagen were to terminate its relationship with us, there is no assurance that we would be able to obtain a replacement general contractor.  Any such event may force us to abandon our business.

Fagen and ICM are also involved with a number of other ethanol projects.  Their involvement with other projects may take time away from their working on our project and delay the completion and start-up operation of our ethanol plant, which would harm our business and our ability to generate revenue and service our debt.

We may encounter defects in material, workmanship or design, which may hinder our ability to efficiently operate the ethanol plant.

Defects in material, workmanship or design are not uncommon in construction projects such as ours.  If the ethanol plant is built and does not operate to the level anticipated by us in our business plan, we will rely on Fagen, Inc. and ICM, Inc. to adequately address such deficiency.  There is no assurance that Fagen and/or ICM will be able to correct such deficiency in an acceptable manner or otherwise will have the financial resources to correct or pay for such deficiency as may be required by our design-build contract with them.  The performance guarantees we have received from Fagen are unsecured and we may not be able to recover any losses we sustain arising from such deficiencies.  Failure to do so could cause us to halt or discontinue our production of ethanol, which could damage our ability to generate revenues.

Risks Related to Our Operations and Market

Because we are recently formed and have virtually no operating history or experience operating an ethanol plant, we may have difficulties successfully completing and operating the ethanol plant.

We are a start-up business venture with no operating history and limited resources.  Since our inception to October 31, 2005, we have an accumulated deficit of $836,272.  We expect to continue incurring significant losses until we complete construction and commence operation of our proposed ethanol plant.  We are dependent on our officers and governors to manage our business and development.  Our officers and governors have no experience managing and operating an ethanol business.  Our lack of an operating history and inexperience may make it difficult for us to successfully complete and operate the ethanol plant.  If we do not successfully complete and operate the ethanol plant, the value of your units will decline.  We cannot assure you that we will be able to successfully operate the ethanol plant.  We have not been profitable since our inception and we may never achieve profitability.  We can give you no assurance that we will ever generate revenue or that any revenue we do generate will be sufficient for us to continue our operations.

If ethanol production continues to increase without offsetting increases in demand, the price of ethanol and distillers grains may decrease.

Ethanol production has grown significantly and rapidly in recent years.  We expect that the number of ethanol producers and the amount of ethanol and its co-product, distillers grains, produced will likely continue to increase.  We cannot assure you that the demand for ethanol and distillers grains will similarly continue to increase.  The demand for ethanol is dependent upon numerous factors such as governmental regulations, governmental incentives, whether the phase out or restrictions on the use of MTBE continues and the development of other technologies or products that may compete with ethanol.  Demand for distillers grains depends upon various factors such as the strength of the local and national beef and dairy cattle industry, and the availability of other feed products at more economical prices.  An increase in the supply of ethanol and distillers grains, without offsetting increases in demand, could lead to lower ethanol and distillers grains prices. Decreases in the price of ethanol and distillers grains will result in us generating lower revenue and lower profit margins, if any.

Corn prices will fluctuate and could increase significantly in the future, which will increase our operating costs and adversely affect our operating results because we may not be able to pass any of the increased costs on to our customers.

We will require significant amounts of corn to produce ethanol.  The price of corn, as with most other crops, is affected by weather, disease, changes in government incentives, demand and other factors.  A significant reduction in the supply of corn because of weather or disease, or increases in the demand of corn because of increased ethanol production or other factors, could result in higher corn prices.  There is little correlation between the price of corn and the price of ethanol, which tends to track with gasoline prices.  Thus, increases in corn prices will generally produce lower profit margins because the price we can obtain for ethanol may not increase.  Substantial increases in the price of corn in 1996 caused some ethanol plants to temporarily cease production or operate at a loss.  The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future.  If corn prices increase, our production costs will increase and our profit margins will decrease because we may not be able to pass any of the increased costs on to our customers.

Hedging transactions could significantly increase our operating costs if we incorrectly estimate our corn requirements and are not able to utilize all of the corn subject to our futures contracts.

We may attempt to minimize the effects of fluctuations in the price of corn on our operations by taking hedging positions in the corn futures markets.  Hedging is a means of protecting the price at which we will buy corn in the future.  In a hedging transaction, we will purchase futures contracts that lock in the amount and price of corn that we will purchase at a future date.  Whether our hedging activities are successful depends upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts.  Although we will attempt to link hedging activities to sales plans and pricing activities, hedging activities can result in significant costs, especially if we cannot use all of the corn subject to our futures contracts.

We will face intense competition from competing ethanol and other fuel additive producers, and we may not have sufficient resources to compete with these entities.

Competition in the ethanol industry is intense.  We will face formidable competition in every aspect of our business, and particularly from other companies that are seeking to develop large-scale ethanol plants.  We will face competitive challenges from larger facilities and organizations that produce a wider range and larger quantity of products than we can, and from other plants similar to our proposed ethanol plant.  Our ethanol plant will be in direct competition with other ethanol producers, many of which have more experience and greater resources than we do.  Some of these producers are, among other things, capable of producing a significantly greater amount of ethanol and will compete with us for corn and product markets.  Nationally, the ethanol industry may become more competitive given the substantial amount of construction and expansion that is occurring in the industry.  We may also compete with ethanol that is produced or processed in certain countries in Central America and the Caribbean region, Brazil and other countries.  Although tariffs presently impede large imports of Brazilian ethanol into the United States, low production costs, other market factors or tariff reductions could make ethanol imports from various countries a major competitive factor in the U.S.

In addition, we must also compete against producers of other gasoline additives having similar octane and oxygenate values as ethanol, such as producers of methyl tertiary butyl ether or MTBE.  Many major oil companies produce MTBE and strongly support its use because it is petroleum-based.  These major oil companies have substantial resources to market MTBE, to develop alternative products, and to influence legislation and the public’s perception about the relative benefits of MTBE and ethanol.  These companies also have sufficient resources to build plants and begin producing ethanol should they choose to do so.  We may not have sufficient resources to compete against the ethanol and other fuel additive producers in the industry.

Technological advances could significantly decrease the cost of producing ethanol or result in the production of higher quality ethanol, and if we are unable to adopt or incorporate technological advances into our operations, our proposed ethanol plant could become uncompetitive or obsolete.

We expect that technological advances in the processes and procedures for producing ethanol will continue to occur.  It is possible that those advances could decrease the cost of producing ethanol or result in the production of higher quality ethanol.  If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our ethanol plant to become uncompetitive.

For example, the current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue, and municipal solid waste.  This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn.  Another trend in ethanol production research is to produce ethanol through a chemical process rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock.  Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of producing ethanol in the future.

In addition, alternative fuels, additives and oxygenates are continually under development.  Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol.  It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol.

If we are unable to secure the services of third party marketers, or we subsequently lose those services, it may be difficult to sell the ethanol and distillers grains that we produce.

We do not intend to hire a sales staff to market our ethanol and distillers grains.  We have entered into an agreement with a third party marketer to market and sell our distillers grains.  We also expect to enter into an agreement with a third party to market and sell our ethanol.  We have no contract for the sale of our products.  If we are unable to secure the services of a marketer for our ethanol or if any of the parties that we contract with breaches or terminates our marketing contracts or is unable to provide any of the services contracted for, we will not have any readily available means to sell our ethanol and distillers grains.  Our dependence on these parties means that our financial performance depends upon the financial health of the parties we contract with.  We cannot assure you that we will be able to find a suitable replacement if a party fails to perform.

Further, these parties will likely have relationships and agreements with other ethanol producers.  It is possible that a party’s ability or willingness to market and sell our products could be impaired by agreements that the party may have with other entities not related to us.  Consequently, we may not obtain the best possible prices for our products.

Any interruption in our coal or electricity supply may force us to halt operations and significant increases in the price of coal or electricity may increase our cost of operation.

We will require a significant amount of coal and electricity to operate our ethanol plant.  The price of coal and electricity, like other commodities, fluctuate significantly.  Any significant increase in the price of coal or electricity will result in increased operating costs.  These increased operating costs will likely lead to lower profit margins because the price of ethanol tends to track with the price of gasoline and not with production costs.  Further, coal will be the only thermal heating source for our ethanol plant and electricity will be our only source of power, and if there were any interruptions in supply, we would have to halt operations.  An interruption in supply or problems with delivery could have a material adverse effect on our business.

Our operating costs could be higher than we expect, and this could reduce any distributions we may make.

In addition to general market fluctuations and economic conditions, we could experience significant operating cost increases from numerous factors, many of which are beyond our control.  These increases could arise from, among other things:

•             Higher corn prices because there is an inadequate supply or greater demand for corn;

•             Higher coal prices, because we cannot secure the coal we need by rail and we incur higher transportation costs by truck or we otherwise incur higher handling or transportation costs than we anticipated;

•             Higher labor costs, particularly if there is any labor shortage;

•             Higher costs for electricity; and

•             Higher transportation costs because of greater demands on truck and rail transportation services.

In addition, operating the ethanol plant subjects us to ongoing compliance with applicable governmental regulations, such as those governing pollution control, occupational safety, and other matters.  We may have difficulty complying with these regulations and our compliance costs could increase significantly.  Any increases in operating costs will result in lower profit margins because we may be unable to pass any of these costs on to our customers.

The price of distillers grains is affected by the price of competing commodity products, such as soybeans and corn, and decreases in the price of these commodities could decrease the price of distillers grains, which will decrease the amount of revenue we may generate.

Distillers grain competes with other protein based animal feed products.  The price of distillers grain may decrease when the price of competing feed products decrease.  The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived.  Downward pressure on commodity prices, such as soybeans and corn, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grain.  Because the price of distillers grain is not tied to production costs, decreases in the price of distillers grains will result in us generating less revenue and lower profit margins.

If we do not secure a third party processor to process the raw carbon dioxide we produce, we will not be able to sell any carbon dioxide and will have to emit it into the air, which could subject us to future environmental claims.

At this time, we do not intend to contract with a third party processor to build a processing facility next to our proposed ethanol plant and purchase the raw carbon dioxide we produce. Instead, we will emit the carbon dioxide we produce into the air.  This results in a loss of a source of revenue and could subject us to future environmental claims.

Because we will be primarily dependent upon one product, our business will not be diversified, and we may not be able to adapt to changing market conditions or endure any decline in the ethanol industry.

Our success depends on our ability to timely construct the ethanol plant and efficiently produce ethanol.  We do not have any other lines of business or other sources of revenue to rely upon if we are unable to produce and sell ethanol and distillers grains, or if the market for those products decline.  Our ethanol plant will not have the ability to produce any other products.  Our lack of diversification means that we may not be able to adapt to changing market conditions or to weather any significant decline in the ethanol industry.

Competition for qualified personnel in the ethanol industry is intense and we may not be able to hire and retain qualified governors, engineers, and operators to efficiently operate the ethanol plant.

When construction of the proposed ethanol plant nears completion, we will need a significant number of employees to operate the ethanol plant.  Our success depends in part on our ability to attract and retain competent personnel to a rural community.  We must hire qualified managers, engineers, and accounting, human resources, operations and other personnel. Competition for employees in the ethanol industry is intense.  We cannot assure you that we will be able to attract and maintain qualified personnel.  If we are unable to hire and maintain productive and competent personnel, the amount of ethanol we produce may decrease and we may not be able to efficiently operate the ethanol plant.

Risks Related to Our Company Structure and Relationships with Affiliates

We may issue additional units in the future, and this could dilute your ownership interest in us, which could reduce your share of any distribution that we may make and reduce your voting power.

Under our Member Control Agreement, we may issue up to 50,000,000 capital units.  As of February 28, 2006, we have 23,129,625 units outstanding and we have granted warrants to purchase up to a total of 225,000 additional units. Consequently, we could still offer and sell a significant amount of additional units after the offering without seeking the approval of our members.  The sale of additional units or rights to purchase additional units could lower the value of your units by diluting your ownership interest in us, reducing your voting power and reducing the amount of any distribution that we may make to you.

Our Member Control Agreement contains restrictions on a member’s right to participate in the management of our affairs.

We will be governed primarily by our Board of Governors.  Our Member Control Agreement contains significant restrictions on a member’s right to influence the manner or direction of management.  Essentially, members have no right to participate in management other than to elect or appoint representatives to the Board of Governors or to vote on matters that require the consent of our members.  These include transactions such as a merger, consolidation, or the sale of all or substantially all of our assets, amending our articles of organization or our Member Control Agreement and electing or removing our governors.  A member’s inability to influence management may make it very difficult for any member to effect changes to our management or affairs, which makes a change in control difficult to accomplish and may make your units unattractive to prospective purchasers.

Under our Member Control Agreement, it may be difficult for you to enforce claims against an officer or governor, which means that you may not be able to recover any losses you may suffer through your ownership of the units arising from acts of our officers and governors that harm our business.

Our officers and governors must discharge their duties with reasonable care, in good faith and in our best interest. Despite this obligation, our Member Control Agreement limits an officer’s and governor’s liability to us and our members.  Officers and governors are generally not liable to us or our members for monetary damages for breaches of fiduciary duty, unless it involves receipt of an improper personal financial benefit, a failure to deal fairly with us on matters where the officer or governor has a material conflict of interest, a negligent violation of law, or negligent misconduct or recklessness.  These limitations could limit your rights to enforce claims against our officers or governors.

There are conflicts of interest in our business, because we have relationships with and may enter into additional transactions with our officers, governors, and affiliates, which could impair an interested officer’s or governor’s ability to act in our best interest.

Conflicts of interest exist in our proposed structure and operation because we have and may in the future enter into transactions with officers, governors and affiliates.  Although we will examine these conflicts from time to time, we have not established any formal procedures to address or resolve any conflicts of interest.  Conflicts of interest could have adverse consequences for our business or you because our governors and officers may place their personal interests (including the interests of the other businesses with which they are affiliated) ahead of our interests.  For more information on certain of our existing and prospective relationships and conflicts, please see “Certain Relationships and Related Party Transactions.”

Government and Regulatory Risks

The use and demand for ethanol is dependent on various environmental regulations and governmental programs that could change and cause the demand for ethanol to decline.

There are various federal and state laws, regulations and programs that have led to increased use of ethanol in fuel.  These laws, regulations and programs are constantly changing.  Federal and state legislators and environmental regulators could adopt or modify laws, regulations or programs that could adversely affect the use of ethanol.  Certain states oppose the use of ethanol because they must ship ethanol in from other corn producing states, which could significantly increase gasoline prices in the state.  Material changes in environmental regulations regarding the use of MTBE or the required oxygen content of automobile emissions or the enforcement of such regulations could decrease the need to use ethanol. For example, the recently enacted Energy Policy Act of 2005 eliminated the reformulated oxygenate standards under the Clean Air Act.  Future changes in the law may further postpone or waive requirements to use ethanol.

Other laws, regulations and programs provide economic incentives to ethanol producers and users.  The passage of pending federal or state energy legislation or any other revocation or amendment of any one or more of these laws, regulations or programs could have a significant adverse effect on the ethanol industry and our business.  We cannot assure you that any of these laws, regulations or programs will continue in the future.  Some of these laws, regulations and programs will expire under their terms unless extended, such as the federal partial excise tax exemption for gasoline blenders who use ethanol in their gasoline, which is scheduled to expire in December 2010.  Government support of the ethanol industry could change and Congress and state legislatures could remove economic incentives that enable ethanol to compete with other fuel additives. The elimination or reduction of government subsidies and tax incentives could cause the cost of ethanol-blended fuel to increase. The increased price could cause consumers to avoid ethanol-blended fuel and cause the demand for ethanol to decline.

Compliance with new and existing environmental laws and rules could significantly increase our construction and start-up costs, and force us to delay or halt construction or operation.

To construct the ethanol plant, we need to obtain and comply with various permitting requirements. In particular, because we are building a coal-fired ethanol plant, we may have difficulties obtaining the permits we need.  The burning of coal often results in the emission of a significant amount of air pollutants, some of which may not be present in ethanol plants that use natural gas. As a condition to granting necessary permits, regulators could make demands that increase our costs of construction and operations, in which case we could be forced to obtain additional debt or equity capital.  Environmental issues, such as contamination and compliance with applicable environmental standards could arise at any time during the construction and operation of the ethanol plant.  If this occurs, it would require us to spend significant resources to remedy the issues and may delay or prevent construction or operation of the ethanol plant.  This would significantly increase the cost of the project.  We cannot assure you that we will be able to obtain and comply with all necessary permits to construct and operate the ethanol plant.  Failure to obtain and comply with all applicable permits and licenses could halt our construction and operation and could subject us to future environmental claims.

Our business is subject to extensive and potentially costly environmental regulations that could change and significantly increase our operating costs.

We are subject to environmental regulations of the Minnesota Department of Natural Resources, the Minnesota Pollution Control Agency (“MPCA”) and the United States Environmental Protection Agency (“EPA”).  These regulations could result in significant compliance costs and may change in the future. For example, although carbon dioxide emissions are not currently regulated, some authorities support restrictions on carbon dioxide emissions that, if adopted, could have a significant impact on our operating costs because we may have to emit a significant amount of carbon dioxide into the air.  Also, the state environmental agencies or the EPA may seek to implement additional regulations or implement stricter interpretations of existing regulations.  Recently, the EPA cautioned ethanol producers that it is prepared to sue companies whose plants do not comply with applicable laws and regulations.  In a recent test of certain ethanol plants, the EPA expressed concerns over the discovery of certain “volatile organic compounds,” some of which may be carcinogenic.  Changes in environmental regulations or stricter interpretation of existing regulations may require additional capital expenditures or increase our operating costs.  In addition, because our proposed ethanol plant will be a coal-fired plant, it may be more difficult and costly for us to comply with applicable environmental regulations than ethanol plants that use natural gas.  Burning coal results in the emission of air pollutants that may not be present when burning natural gas.

In addition, the ethanol plant could be subject to environmental nuisance or related claims by employees, property owners or residents near the ethanol plant arising from air or water discharges.  These individuals and entities may object to the air emissions from our ethanol plant.  Ethanol production has been known to produce an unpleasant odor to which surrounding residents and property owners could object. Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs.

We will have to repay tax benefits we receive if we fail to maintain our JOBZ Zone Designation.

We have qualified for the Minnesota JOBZ program administered by the Minnesota Department of Employment and Economic Development (the “Department”).  However, if we do not meet the goals specified pursuant to the qualification in a business subsidy agreement, we would have to repay the tax benefits received from this program or any non-tax amounts provided by the local governments under this program.  Although the commissioner of the Department can extend the date that we must satisfy the agreed upon goals by a year if we cease to operate in the JOBZ zone or were not a qualified business, this extension may be insufficient.

Under the program, if we fail to satisfy the agreed upon goals by the specified date, we would have to repay the last two years of benefits received.  If we cease to operative in the JOBZ zone, then we would have to repay the last two years of benefits received prior to the termination of our JOBZ zone qualification.  Repayment could be required after termination of the JOBZ zone.  In addition, we are also required to submit an annual report to the commissioner of the Department on our JOBZ zone performance and compliance with the business subsidy law.  Based on these annual reports, the commissioner may take action that he considers appropriate, such as removing property from the JOBZ zone or termination the JOBZ zone qualification.

In 2004, a federal court in Ohio ruled that the use of the tax code to influence where a company invests is contrary to the Constitution’s guarantee or free commerce between the states.  The ruling could spread to other federal court districts including Minnesota, although it is unclear whether the Ohio ruling will have any impact in Minnesota or on the JOBZ program.  If the JOBZ program was held unconstitutional or was terminated, we could lose local and state tax incentives for our project.

Risks Related to Tax Issues in a Limited Liability Company

If we are not taxed as a partnership, we will pay taxes on all of our net income and you will be taxed on any earnings we distribute, and this will reduce the amount of cash available for distributions to holders of our units.

We expect to be treated as a partnership for federal income tax purposes.  This means that we will not pay any federal income tax, and our members will pay tax on their share of our net income.  We cannot assure you, however, that we will be able to maintain our partnership tax treatment.  If we fail to qualify for partnership taxation for whatever reason, then we may be taxed as a corporation.  As a corporation, we would be taxed on our taxable income at rates of up to 35% for federal income tax purposes.  Further, you would generally be required to treat distributions that we make to you as corporate dividends.  These distributions would not be deductible by us, thus resulting in double taxation of our earnings and profits. This would also reduce the amount of cash we may have available for distributions.

Your tax liability from your allocated share of our taxable income may exceed any cash distributions you receive, which means that you may have to satisfy this tax liability with your personal funds.

Because we are treated as a partnership for federal income tax purposes, all of our profits and losses “pass-through” to our unit holders.  You must pay tax on your allocated share of our taxable income every year.  You may receive allocations of taxable income that exceed any cash distributions we make to you.  This may occur because of various factors, including but not limited to, accounting methodology, the specific tax rates you face, and payment obligations and other debt covenants that restrict our ability to pay cash distributions.  If this occurs, you may have to pay income tax on your allocated share of our taxable income with your own personal funds.

Any audit of our tax returns resulting in adjustments could cause the IRS to audit your tax returns, which could result in additional tax liability to you.

The IRS may audit our tax returns and may disagree with the tax positions that we take on our returns.  The rules regarding partnership allocations are complex.  The IRS could successfully challenge the allocations set forth in our Member Control Agreement and reallocate items of income, gains, losses, deductions or credits in a manner that adversely affects our unit holders.  If challenged by the IRS, the courts may not sustain the position we take on our tax returns.  An audit of our tax returns could lead to separate audits of your personal tax returns, especially if adjustments are required.  This could result in adjustments on your personal tax return and in additional tax liabilities, penalties and interest to you.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements involving future events, future business and other conditions, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “hope,” “should,” “could,” “may,” “future,” “continue,” “potential” or the negatives of these terms or other similar expressions.  These statements are based on management’s beliefs and expectations and on information currently available to management.  Some of the sections of this registration statement that contain forward-looking statements include, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  Forward-looking statements are contained in other sections as well.

Forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties.  Important factors that could significantly affect our current plans, anticipated actions and future financial condition and results include, among others, those matters discussed under the heading “Risk Factors” and elsewhere in this document.  Our actual results or actions may differ materially from those set forth in the forward-looking statements for many reasons, including events that are beyond our control or assumptions not proving to be accurate or reasonable. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this registration statement. We cannot guarantee our future results, levels of activity, performance or achievements. We are not obligated to update the forward-looking statements contained in this document for any reason.

Item 2.  Financial Information

Selected Consolidated Financial Data

The selected consolidated financial data presented as of and for the fiscal years ended October 31, 2005 and 2004 and for the fiscal year ended October 31, 2003 are derived from and should be read together with the audited financial statements and related notes included elsewhere in this registration statement. The information presented below should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation have been included in the unaudited information. We changed our fiscal year-end from December 31 to October 31, beginning with the fiscal year ended October 31, 2003.

	Fiscal Year Ended
	December 31, 2001	December 31, 2002	October 31, 2003	October 31, 2004	October 31, 2005
	(Unaudited)
Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—
Operating expenses:
Professional and consulting fees	16,422	99,369	16,545	245,021	232,857
General and administrative	584	5,960	12,983	365,252	548,658
Operating loss	(17,006)	(105,329)	(29,528)	(610,273)	(781,515)
Other income (expense)
Grant income	—	—	—	101,879	148,121
Interest income	157	365	5	4,030	287,651
Interest expense	—	—	(623)	(60)	(121)
Other Income	—	—	—	64,215	1,760
Gain on assignment of option	—	—	100,000	—	—
Net income (loss)	$(16,849)	$(104,964)	$69,854	$(440,209)	$(344,104)

Weighted average units outstanding	9,599	210,055	264,033	786,074	2,820,534

Net income (loss) per unit	$(1.76)	$(0.50)	$0.26	$(0.56)	$(0.12)

	As of
	December 31, 2001	December 31, 2002	October 31, 2003	October 31, 2004	October 31, 2005
Balance Sheet Data:
Assets:
Current assets	$13,401	$5,068	$104,376	$399,733	$40,155,650
Property and equipment	—	1,619	1,404	37,647	2,327,909
Other assets	—	1,000	1,000	383,022	343,274
Total assets	13,401	7,687	106,780	820,402	42,826,833

Current liabilities	—	—	24,239	159,264	537,110
Long-term debt	—	—	—	—	1,928,151
Members’ equity	13,401	7,687	82,541	661,138	40,361,572
Total liabilities and members' equity	$13,401	$7,687	$106,780	$820,402	$42,826,833

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing in this registration statement. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Heron Lake BioEnergy, LLC was organized as a Minnesota limited liability company in April 2001.  We are a development stage company as defined in Statement of Financial Accounting Standards (SFAS No. 7), “Accounting and Reporting by Development Stage Enterprises.”

We are currently in the process of developing and constructing a corn-based, dry mill grain processing facility located near Heron Lake, Minnesota to produce ethanol and distillers grains.  The ethanol plant will use a dry milling process to produce fuel-grade ethanol as its main product and distillers grains as a co-product.  We expect that when completed, the ethanol plant will consist principally of a coal handling, storage and combustion area, storage and processing area for corn; a fermentation area comprised mainly of fermentation tanks; a distillation finished product storage area; and a drying unit for processing the distillers dried grains.  Upon completion, the ethanol plant is expected to have the capacity to process approximately 17.9 million bushels of corn per year, producing approximately 50 million gallons per year (mgy) of fuel-grade ethanol and approximately 160,000 tons of dried distillers grains with solubles.  Our design build contract with Fagen, Inc. assumes the use of Wyoming/Montana-sourced coal as the thermal energy source for the plant.

From our inception in April 2001 until October 2005, our efforts had been devoted principally to developing our ethanol plant project and related activities, including obtaining equity and debt financing necessary to fund the project. In October 2005, we completed a public offering of our Class A units. With the proceeds from that public offering, proceeds from prior private placements and debt financing, we broke ground on plant construction at our site in Heron Lake, Minnesota in November 2005. We anticipate that we will complete construction of the plant in April 2007. Until the plant is operational, we will generate no revenue. We anticipate that our losses will continue to increase until the ethanol plant is operational.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to these estimates. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing at the end of this registration statement, we believe that the following accounting policies are critical in fully understanding and evaluating our reported financial results:

Grants:  We recognize grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant.  For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant. If we comply with the conditions of the grant but do not receive the associated funds, we would record adjustments to other income.

Share-Based Compensation. We account for share-based compensation utilizing the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” as amended.  Compensation cost for warrants issued to the Board of Governors is measured as the fair value of the warrant based upon a standard warrant pricing model, Black-Scholes.  These compensation costs are amortized to operations over the warrant vesting terms. In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”.  SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB 25.  The effective date of SFAS 123R is the first annual reporting period beginning after December 15, 2005, although early adoption is allowed.  While SFAS 123R would permit us to continue to use the Black-Scholes model, the standard also permits the use of a “lattice” model.  We did not elect early adoption of SFAS 123R and have yet to determine which model we will use to measure the fair value of warrants upon adoption of SFAS 123R.

Plan of Operation

We broke ground on plant construction at our site in Heron Lake, Minnesota in November 2005. We will not begin operations or generate revenue until we complete construction of the plant, which we anticipate will be April 2007. We expect to spend the next 14 months continuing site development, permitting and plant construction, as well as preparing for start-up operations, including obtaining the necessary coal sources, marketing agreements for ethanol and grains and personnel to operate our plant.  We anticipate that our losses will continue to increase until the ethanol plant is operational. The total cost of the project, including the construction of the ethanol plant and start-up expenses, is expected to total approximately $102,000,000.

Site Development and Permitting. We have entered into various consulting arrangements for the completion of site development and permitting associated with our plant, including agreements for engineering services and engineering design services for a rail track and environmental services including air pollution control permit applications, environmental assessments and other permitting work.

Plant Construction and Equipment. We have entered into a lump-sum design-build agreement with Fagen for the construction of our ethanol plant. Under the agreement, Fagen is to provide the process design and engineering, construction, equipment purchases and installation.

Start-Up Costs. In anticipation of plant-start up, we will incur various pre-production costs. As of plant start-up, we will also need to finance spare parts and corn, chemicals, yeast, denaturant, coal, propane, ethanol and distillers grains inventory.

Trends and Uncertainties Impacting Future Revenues and Operating Expenses

We expect ethanol and distillers grains sales to constitute the bulk of our future revenues. If we are able to build the plant and begin operations, we will be subject to industry-wide factors that affect our operating and financial performance. These factors include, but are not limited to, the available supply and cost of corn from which our ethanol and distillers grains will be processed; the cost of coal, which we will use in the production process; dependence on our ethanol marketer and distillers grains marketer to market and distribute our products; the intensely competitive nature of the ethanol industry; possible legislation at the federal, state and/or local level; changes in federal ethanol tax incentives and the cost of complying with extensive environmental laws that regulate our industry. We expect our future cost of goods sold will consist primarily of costs relating to the corn and coal supplies necessary to produce ethanol and distillers grains for sale.  As with other commodities, the price of corn, coal, ethanol and distillers grains can fluctuate significantly.  Any significant increase in the price of our inputs without corresponding increases in the prices of our outputs would be expected to have a material adverse effect upon our potential net income.

Liquidity and Capital Resources

As of October 31, 2005, we had total assets of $42,826,833 consisting primarily of cash and equivalents. As of October 31, 2005, we had current liabilities of $537,110 consisting primarily of our accounts payable and our line of credit.  Since our inception through October 31, 2005, we have an accumulated deficit of $836,272.  Total liabilities and members’ equity as of October 31, 2005 was $42,826,833.

Since our inception, we have funded our operations through the sale of our units in private placements and a public offering.  In June 2003, we conducted a private placement and sold 10,000 units at a price of $.50 per unit for gross proceeds to us of $5,000.  In April 2004, we conducted a private placement and sold 1,000,000 units at a price of $1.00 per unit for gross proceeds to us of $50,000 and issued an additional 28,750 units to Minnesota Soybean Processors in exchange for $100,000 as agreed to under the industrial water supply agreement we entered into in November 2003 with Minnesota Soybean Processors.  From September 2004 through January 2005, we conducted a public offering of our Class A units in the State of Minnesota.  In January 2005, we closed on the escrow associated with the offering and issued 21,604,875 Class A units at prices of between $1.82 and $2.00 per unit, for a total aggregate proceeds to us of $40,000,000.  We had cash and equivalents of $40,155,856 at October 31, 2005 and $94,747 at October 31, 2004.

We estimate the total cost of our ethanol plant project through construction and start-up to be $102,000,000.  We intend to fund the construction of our ethanol plant with cash we have generated from our financing activities and debt in the form of a secured construction loan we obtained from Ag Star Financial Services, ACA in September 2005.  The construction loan is for lesser of 60% of our total project costs or $59,883,000.

We believe that with the cash generated from the proceeds from our private placements and the public offering and the debt financing we have secured, we will have adequate funds to support our projected working capital and capital expenditures for the construction of our ethanol plant and until it begins operation, currently projected to be April 2007. We are considering alternatives for generating additional working capital and long-term financing and will continue to pursue financing opportunities to better leverage our assets. Our financing needs and the financing alternatives available to us are subject to change depending on, among other things, increased cost or delay associated with our permitting, site development and construction activity.

Contractual Obligations and Commercial Commitments

The following table summarizes our long-term contractual obligations as of October 31, 2005:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	1,928,151	—	1,828,151	100,000	—
Water Supply Agreement Obligations	594,167	—	78,397	99,028	416,742
Purchase Obligations	79,858,341	60,686,745	19,171,596	—	—
Total	82,380,659	60,686,745	21,078,144	199,028	416,742

Off-Balance Sheet Transactions

At October 31, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Pronouncements

      Our management has reviewed recently issued, but not yet effective, accounting pronouncements and does not expect the implementation of these pronouncements to have a significant effect on our financial statements.

Disclosure About Market Risk

Our exposure to market risk is confined to our cash and cash equivalents. We invest in high-quality financial instruments, primarily treasury bills and money market funds, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure.  The effective duration of our portfolio is less than three months and no security has an effective duration in excess of three months.  Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Item 3.  Properties

We own approximately 210 acres of land located near Heron Lake, Minnesota on which we are constructing the ethanol plant.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

The following table presents information concerning the beneficial ownership of our units as of February 28, 2006 for each person known to us to beneficially own more than 5% of our outstanding units, each of our governors, each of our executive officers, and all governors and executive officers as a group.

The beneficial ownership percentages are based on 23,129,625 units presently issued and outstanding. In determining the number of units beneficially owned by an individual or entity and the percentage ownership of that individual or entity, units underlying warrants beneficially owned by that individual or entity are also deemed outstanding that are currently exercisable or exercisable within 60 days are also considered outstanding. These units are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

Unless otherwise indicated and subject to community property laws where applicable, each unit holder named in the table below has sole voting and investment power with respect to the units shown opposite such unit holder’s name.

	Class A Units Beneficially Owned
Name	Number	Percent

Robert J. Ferguson(1)(2)	126,250	*
Doug Schmitz(2)(3)	208,500	*
Michael S. Kunerth(2)	126,000	*
David J. Woestehoff(2)	320,625	1.4
David J. Bach(2)	101,750	*
Timothy O. Helgemoe(2)(4)	61,500	*
Milton J. McKeown(2)	87,000	*
Robert Wolf(2)	66,000	*
All executive officers and governors as a group (8 persons)(2)	1,097,625	4.7
Project Viking, LLC	2,152,500	9.3

*                 Indicates ownership of less than 1%.

(1)          Includes 11,000 units owned by Mr. Ferguson’s spouse. Does not include 186,250 units owned by Mr. Ferguson’s siblings and adult child and their spouses, to all of which Mr. Ferguson has disclaimed beneficial ownership.

(2)          Includes 25,000 units issuable upon exercise of warrants granted to each member of our Board of Governors at an exercise price of $.80 per unit.  The warrants vested at financial closing and remain exercisable for a period of five years thereafter. The warrants were subject to forfeiture if the governor did not continuously remain a governor up to financial closing, subject to death and disability provisions.

(3)          Includes 147,500 units owned by Schmitz Grain Inc., in which Mr. Schmitz is a beneficial owner.  Does not include 35,000 units owned by Mr. Schmitz’s sibling, to which Mr. Schmitz has disclaimed beneficial ownership.

(4)          Includes 61,500 units owned by Mr. Helgemoe’s spouse. Does not include 38,500 units owned by Mr. Helgemoe’s sibling, to which Mr. Helgemoe has disclaimed beneficial ownership.

Item 5.    Directors and Executive Officers

Our Board of Governors may create additional governorships and may fill those vacancies by the affirmative vote of a majority of the members of the Board of Governors serving at the time of the increase.  The members of this first Board of Governors shall serve until our first annual meeting of members.  We expect to hold our first annual meeting of members following the end of our fiscal year in which we complete construction of and begin operations at our ethanol plant.  Consequently, we do not expect to hold our first annual meeting and conduct Board elections before the end of 2006 or early 2007.  We intend to hold a special member meeting before that date to adopt a member control agreement and complete other organizational matters.

Name	Age	Position	Address

Robert J. Ferguson	57	Governor, Board President	P.O. Box 167 Heron Lake, MN 56137

Doug Schmitz	43	Governor, Board Vice President	P.O. Box 175, Hwy 30 Currie, MN 56123

Michael S. Kunerth	38	Governor, Board Treasurer	34858 150th Street Brewster, MN 56119

David J. Woestehoff	37	Governor, Board Secretary	15466 West 270th Street Belle Plaine, MN 56011

David J. Bach	45	Governor	27817 351st Avenue Henderson, MN 56044

Timothy O. Helgemoe	39	Governor	16087 Henry Drive Utica, MN 55979

Milton J. McKeown	60	Governor	P.O. Box 201 Heron Lake, MN 56137

Robert Wolf	53	Governor	748 Kentucky Avenue Adrian, MN 56110

Biographies

Robert J. Ferguson.  Mr. Ferguson graduated from Heron Lake High School, and Worthington Community College.  A lifelong resident of the Heron Lake area, Mr. Ferguson is a Vietnam War Veteran.  He and his wife have farmed near Heron Lake for 30 years.  Mr. Ferguson has served on the Prairieland Coop, Jackson County Planning and Zoning, Prairieland Economic Development, Citizen Advisory Committee for GEIS on Animal Agriculture, and the Sacred Heart Catholic Church Board.  He is a current Jackson County Commissioner, member of the Executive Board of the Association of Minnesota Counties, member of the Chief Elected Officials Board for the Private Industry Council, President of Heron Lake Development Corporation, and Director of Heron Lake State Bank.  He is a member of the Jackson County Corn and Soybean Associations, and the Heron Lake/Okabena Community Club.

Doug Schmitz.  Mr. Schmitz attended Willmar Community College in Willmar, Minnesota, and majored in Ag Business. He is a third generation farmer who has been farming with his brother since 1988. In addition to agriculture, he owns and operates Schmitz Grain, Inc., which was purchased from his father in 1991 and now consists of three locations in southwestern Minnesota, providing services to area farmers in grain merchandising, custom drying, feed sales, seed sales and fertilizer and chemical application. Mr. Schmitz also currently serves on the board of Agri-Tech Systems, Inc.-Las Vegas, NV, and United Ag Resources-Slayton, MN.

Michael S. Kunerth.  Mr. Kunerth is a life-long resident from Brewster, Minnesota.  He graduated from St. John’s University, Collegeville, Minnesota with a Bachelor of Science Degree in Business Management.  His experience includes a fifth generation farming operation consisting of corn and soybean production.  For the past 15 years he has also operated a retail seed business.  Mr. Kunerth currently is the Clerk of Graham Lakes Township.  He has served as Vice-Chair of the Nobles County Township Association, Advisory Board Facilitator with the Nobles County Commissioners, and a member of Cargill’s Grain Advisory Focus Board.

David J. Woestehoff.  Mr. Woestehoff graduated from the University of Wisconsin in 1990 with a Bachelor of Science in Agricultural Business and minors in Economics and Animal Science. Mr. Woestehoff and his wife operate a grain farming operation in Belle Plaine, Minnesota and Arlington, South Dakota.  He is a member of First

Lutheran Church in Le Sueur, Minnesota.  He serves on different committees at church and has held various church council and township offices.

David J. Bach.  Mr. Bach was raised on a family farm.  He graduated from the University of Minnesota in St. Paul with a degree in Agronomy.  He was employed at Pillsbury/Green Giant in Le Sueur, Minnesota for 14 years with a focus in pesticide research.  He left as Ag Research Station Coordinator to pursue farming full-time in 2001.

Timothy O. Helgemoe.  Mr. Helgemoe graduated from the University of Minnesota with a Bachelor of Science Degree in 1988.  He is a fifth generation farmer who has been farming with his brother since 1993.  In addition to raising corn, soybeans, and custom farming, Mr. Helgemoe owns and operates Helgemoe Bros, Inc. a local trucking business.  He has also been active in his local church, serving on the church council in varying capacities.

Milton J. McKeown.  Mr. McKeown graduated from Elkton High School, Elkton, South Dakota and from Dakota State University.  He has resided in Heron Lake for 32 years. Milt’s career includes 2 years in the US Army, teaching, coaching, 15 years as a territory marketing representative in the feed business and 11 years managing the Heron Lake Ins. Agency.  Mr. McKeown served as chairman of the committee that built the Heron Lake Community Center.  He is currently a board member of the Heron Lake Lakeview Nursing Home, SW Mn. Workforce Council, Heron Lake / Okabena Scholarship Fund and Jackson County Revolving Loan Fund Advisory Board.  He is a member of the Heron Lake / Okabena Community Fund Foundation and the Heron Lake Community Club.

Robert Wolf.  Mr. Wolf attended Worthington Community College in Worthington, Minnesota and majored in Ag Business.  He is a Certified Crop Advisor and knowledgeable in the field of agronomy and Ag business.  Mr. Wolf has previously held the position of Director on various community boards. He has served as Chamber President, Park Board President, and MPA member (Music Parent Assoc.). He served on the parish council at St. Adrian church as the finance committee secretary for 3 years, and is a member of Knights of Columbus.  He is also a Vietnam Veteran who served four years in the United States Air Force. Mr. Wolf is the owner of County Seed & Cropping.  He has been in the agricultural retail business for 24 years and also Retail Sales Governor at Adrian Coop Elevator 1990 to 1994.  He is currently a director on the Nobles County Corn & Soybean Assoc., and is a member of Minnesota Corn Growers Assoc. and Minnesota Soybean Assoc.

Item 6.    Executive Compensation

Members of our Board of Governors receive a per diem of $100 per half day and $200 per full day for attending meetings and carrying out duties on our behalf.  Members of our Board of Governors are also reimbursed for reasonable expenses incurred in carrying out their duties as governors, including mileage reimbursement for travel to duly held meetings.

We have agreed to compensate our officers who are also members of the Board of Managers at a rate of $3,000 per month for the Board President, $800 per month for the Vice President, $500 per month for the Treasurer, and $200 per month for the Secretary.  These amounts are subject to review and adjustment by the Board from time to time.  We may compensate our governors for other services provided to us in a capacity other than as a governor, provided that the disinterested governors on our Board shall establish such compensation.

The following table shows, for the fiscal years ended October 31, 2005, 2004 and 2003, the compensation paid by us to Robert J. Ferguson, our President.

Summary Compensation Table

Name and Position	Fiscal Year	Annual Compensation	Long-Term Compensation— Class A Units Underlying Warrants

Robert J. Ferguson	2005	$35,800	—
President	2004	22,100	25,000
	2003	—	—

In June 2004, we granted each of the nine then-serving members of our Board of Governors a warrant to purchase 25,000 Class A units at an exercise price of $.80 per unit, for a total of up to 225,000 units. The warrants vested at financial closing and remain exercisable for a period of five years thereafter. The warrants were subject to forfeiture if the governor did not continuously remain a governor up to financial closing, subject to death and disability provisions.

Item 7.    Certain Relationships And Related Transactions.

We have engaged in transactions with related parties.  Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction.  We may also engage in transactions with related parties in the future.  Conflicts of interests arise when we transact business with related parties.

Founders Round Capital

The following governors acquired units in 2001, 2002 and June of 2003 at a price of $.50 per unit.

Name	Number of units Purchased	Consideration Paid

Robert J. Ferguson	21,000	$10,500
Michael S. Kunerth	21,000	10,500
David J. Woestehoff	21,000	10,500
David J. Bach	21,000	10,500
Timothy O. Helgemoe	21,500	10,750
Milton J. McKeown	21,000	10,500
Doug Schmitz	11,000	5,500
Robert Wolf	21,000	10,500

Board Compensation and Compensation for Services as Officers

Members of our Board of Governors receive a per diem of $100 per half day and $200 per full day for attending meetings and carrying out duties on our behalf.  Members of our Board of Governors are also reimbursed for reasonable expenses incurred in carrying out their duties as governors, including mileage reimbursement for travel to duly held meetings.

We have agreed to compensate our officers who are also members of the Board of Managers at a rate of $3,000 per month for the Board President, $400 per month for the Treasurer, and $150 per month for the Secretary.  These amounts are subject to review and adjustment by the Board from time to time.  We may compensate our governors for other services provided to us in a capacity other than as a governor, provided that the disinterested governors on our Board shall establish such compensation.

We have also granted each of the nine then-serving members of our Board of Governors a warrant to purchase 25,000 Class A units at an exercise price of $.80 per unit, for a total of up to 225,000 Class A units.  The warrants vested at financial closing and remain exercisable for a period of five years thereafter. The warrants were subject to forfeiture if the governor did not continuously remain a governor up to financial closing, subject to death and disability provisions.

MnSP Payment and Subscription Agreement

As part of the industrial water supply agreement between us and Minnesota Soybean Processors, and in consideration of a $100,000 payment by Minnesota Soybean Processors to us, we agreed to issue Minnesota Soybean Processors $50,000 of capital units at the issue price offered by us in our public offering round and other considerations.  Accordingly, we issued Minnesota Soybean Processors 28,750 capital units at the close of our seed round offering.

Conflicts of Interest

Conflicts of interest exist and may arise in the future because of the relationships between and among our officers, governors, affiliates and us, and the fact that we may from time to time enter into transactions with our officers, governors and affiliates. Conflicts of interest could cause our officers and governors to put their own personal interests ahead of ours. We cannot assure you that transactions we enter into with related parties will be on terms as favorable to us as those that could have been obtained in an arms-length transaction.  Disputes may arise concerning transactions we enter into with related parties, and it is possible that our officers, governors and their affiliates may receive a more favorable resolution than an unaffiliated third party would receive.

Although we intend to examine all conflicts that may arise from time to time, we cannot assure you that conflicts of interest will not harm our business or reduce the value of your units. We currently have not established any formal procedures to evaluate or resolve any conflicts of interest.  Our Member Control Agreement and Minnesota law provides certain specific approval mechanisms regarding transactions with our governors and their affiliates.  See “Description of Capital Units and Member Control Agreement—Management—Contracts with Governors or their Affiliates.”

Conflicts of interest could arise, among others, in the situations described below:

•             Robert J. Ferguson is a Jackson County Commissioner.  In transactions between us and Jackson County, Mr. Ferguson has abstained and will abstain from voting as a County Commissioner and as a Board member, as the case may be.  Nevertheless, his position as a Jackson County Commissioner and a Board member an officer represents a conflict of interest in transactions involving us and Jackson County.

•             We have retained Vince Robinson and DSI Company to act as our Development Coordinator.  Mr. Robinson is managing partner of DSI Company.  Mr. Robinson is the brother-in-law of Robert J. Ferguson, our Board President.   DSI Company acquired 15,000 units in our seed round.  In transactions involving us and DSI Company, Mr. Robinson’s dual capacity represents a conflict of interest.

•             We have retained Jean Ferguson as our employee to handle the day-to-day administrative activities for us.  Ms. Ferguson is the spouse of Robert J. Ferguson, our Board President.

•             We may engage in transactions with our officers, governors and affiliates for the purchase of corn and sale of distillers grains on terms similar to those contained in contracts entered into by us with unaffiliated third parties.

•             Our governors and executive officers will continue to make decisions regarding their own compensation and expense reimbursements.

•             Our governors and executive officers hold units and warrants.  Their decisions regarding the operation of our business will affect the amount of cash available for distribution to themselves and other members.

•             Any member or his or her affiliate, including members who are also governors, may, with the consent of the board of governors, lend or advance money to us, for which we may pay interest up to a rate of prime plus 4%.  We currently have no outstanding loans or cash advances from any member or governor.

•             Our governors must devote sufficient time to our business and affairs, but are free to serve, in any capacity the governor deems appropriate, any other person or entity, including another ethanol project.  Our governors may experience conflicts of interest in allocating their time and attention between us and other businesses.  Our governors may also acquire financial or other incentives in other businesses. None of our officers or governors are currently involved, or have plans to become involved, with another ethanol project.

Item 8.    Legal Proceedings

      In July 2004, we applied to the Minnesota Pollution Control Agency (“MPCA”) for an air-emission permit for a proposed coal-fired ethanol plant to be constructed near Heron Lake, Minnesota.  On January 25, 2005, the MPCA issued a public notice indicating that it intended to issue the requested permit to us.  The MPCA conducted a public hearing relating to our application on May 10, 2005.  At the hearing, an attorney representing Minnesota Center for Environmental Advocacy, Izaak Walton League of America and Minnesotans for an Energy-Efficient Economy (collectively referred to as “MCEA”) asked the MPCA to deny our application and to require a contested case hearing on the issue of whether the proposed plant qualified as a “synthetic minor source” for permitting purposes.  The MPCA denied MCEA’s requests and issued the requested permit to us on May 24, 2005.

      On June 10, 2005, MCEA filed an appeal with the Minnesota Court of Appeals challenging the MPCA’s issuance of the permit and denial of MCEA’s request for a contested case hearing.  Briefing for this appeal was completed in December 2005.

      Our plant was originally designed with a ladder-track approach (single, straight rail) for railroad cars to receive ethanol.  The ladder-track approach required the railroad track to cross a township road.  To avoid potential accidents and liability, our rail carrier refused to supply cars to our plant unless the local township vacated the road.  The township refused to vacate the road, which required us to reconfigure the design of its rail load-out system.  The design changes made by us resulted in an overall reduction of emissions from the plant.  The MPCA approved the design changes as an “insignificant modification” and issued a minor permit amendment to incorporate the design changes into the permit.

MCEA objected to the issuance of the minor permit amendment.  On December 7, 2005, it filed another appeal with the Minnesota Court of Appeals challenging the issuance of the minor permit amendment.  The second appeal was consolidated with the first appeal.

We and the MPCA vigorously opposed MCEA’s second appeal, emphasizing that the design changes actually resulted in an overall reduction of emissions from the plant.  MCEA declined to submit a reply brief to respond to the arguments made by us and the MPCA.

      The parties are currently waiting to receive a notice from the court scheduling an oral argument on the consolidated appeals.  It is anticipated that oral argument will be scheduled to take place during late March or April 2006.  The court has ninety days to issue a decision after oral argument, but it typically issues rulings within forty-five to sixty days.  Accordingly, if oral argument takes place in late March or April 2006, the Court will likely issue a decision in late May or June 2006.

Item 9.    Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

There is no established public trading market for the Class A units.  As of February 28, 2006, there are approximately 1,069 holders of Class A units.

Distributions

We will not declare any distributions until we begin generating revenue.  We do not expect to generate any revenue until we begin operating our proposed ethanol plant.  After we begin generating revenue, we intend to distribute our net cash flow to our unit holders ratably in proportion to their units held, subject to Minnesota law, our Member Control Agreement and applicable loan covenants and restrictions from our lenders.  By net cash flow, we mean our gross cash proceeds received less any portion, as determined by our governors in their sole discretion, used to pay or establish reserves for our expenses, debt payments, capital improvements, replacements and contingencies. If our financial performance and loan covenants permit, our Board will try to make cash distributions at times and in amounts that will permit our members to make income tax payments.  If our financial performance and loan covenants permit, we intend to make distributions in excess of the amount necessary for unit holders to make income tax payments.  Cash distributions are not assured, however, and we may never be in a position to make distributions.  Whether we will be able to generate sufficient cash flow from our business to make distributions depends upon numerous factors, including:

•             Successful and timely completion of our proposed ethanol plant;

•             Required principal and interest payments on outstanding debt and compliance with applicable loan covenants;

•             Our ability to operate our plant efficiently and generate profits;

•             Our ability to control operating costs;

•             Adjustments and the amount of cash set aside for reserves, capital expenditures and unforeseen expenses;

•             State and federal regulations and subsidies, and support for ethanol generally, which can impact our financial performance and the cash available for distributions; and

•             General demand for ethanol and distillers grains.

Under Minnesota law, we cannot make a distribution to a member if, after the distribution, we would not be able to pay our debts as they become due or our liabilities, excluding liabilities to our members on account of their capital contributions, would exceed our assets.

Securities Authorized for Issuance under Equity Compensation Plans

We have granted each of our nine then-serving members of our Board of Governors a warrant to purchase 25,000 Class A units at an exercise price of $.80 per unit, for a total of up to 225,000 Class A units.  The warrants vested at financial closing and remain exercisable for a period of five years thereafter. The warrants were subject to forfeiture if the governor did not continuously remain a governor up to financial closing, subject to death and disability provisions.

The following table presents information regarding these “compensation plans.”  Those are the only compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance as of October 31, 2005, the end of our most recently completed fiscal year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding warrants	Weighted-average exercise price of outstanding warrants	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon the exercise of the outstanding warrants)

Equity compensation plans not approved by security holders	225,000 Class A units	$0.80	—

Item 10. Recent Sales of Unregistered Securities

Since February 28, 2003, we have sold the following unregistered securities:

Under our original Articles of Organization, we had a single class of membership units authorized.

In June 2003, we sold a total of 10,000 units at a price of $.50 per unit, or $5,000, pursuant to a private placement of our units.

In April 2004, we sold a total of 1,000,000 units at a price of $1.00 per unit, or $1,000,000, pursuant to a private placement of our units.

As part of the industrial water supply agreement between us and Minnesota Soybean Processors entered into in November 2003, and in consideration of a $100,000 payment by Minnesota Soybean Processors to us, we agreed to issue Minnesota Soybean Processors $50,000 of capital units at the issue price offered by us in our public offering round and other considerations.  Accordingly, we issued Minnesota Soybean Processors 28,750 capital units in April 2004 at the close of our seed round offering.

In June 2004, we amended our Articles of Organization to provide for 50,000,000 authorized capital units, of which 25,000,000 have been designated Class A units, 15,000,000 have been designated as Class B units, and 10,000,000 have not yet been designated.  All membership units then issued and outstanding were automatically converted to Class A units.

In June 2004, we issued warrants to our then-serving nine governors to purchase up to a total of 225,000 Class A units (25,000 units each) at an exercise price of $.80 per unit. The warrants vested at financial closing and remain exercisable for a period of five years thereafter. The warrants were subject to forfeiture if the governor did not continuously remain a governor up to financial closing subject to death and disability provisions.

From September 2004 through January 2005, we conducted a public offering of Class A units in the State of Minnesota.  In October 2005, we closed on the escrow associated with the offering and issued 21,604,875 Class A units at prices of between $1.82 and $2.00 per unit, for a total price of $40,000,000. These transactions were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(11) or Rule 147 under the Securities Act, as securities offered and sold only to persons resident within a single state where the issuer is a person resident and doing business within such state.

In October 2005, we issued 255,000 units as partial payment for land.

Each of the foregoing transactions other than the public offering in the State of Minnesota was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 504 or 506 of Regulation D under the Securities Act, as transactions by an issuer not involving a public offering.

Item 11. Description of Registrant’s Securities to be Registered

Our Articles of Organization and Member Control Agreement govern how we conduct our business and affairs, and our members’ rights under Minnesota law.  This section only summarizes certain material provisions of our Articles of Organization and Member Control Agreement.

Authorized Capital

Under our Member Control Agreement, we are authorized to issue up to 50,000,000 capital units, of which 25,000,000 have been designated as Class A units, 15,000,000 have been designated as Class B units, and 10,000,000 have not yet been designated.  As of February 28, 2006, we have 23,123,125 Class A units issued and outstanding, and we have granted warrants to purchase up to a total of 225,000 Class A units.  The board of governors may accept capital contributions on our behalf and authorize the issuance of additional capital units on such terms and conditions as the board of governors and the person acquiring the capital units may agree.

Capital Units

Our capital units represent an ownership interest in us.  Upon purchasing units, you must sign our Member Control Agreement and become a member of our limited liability company.  Each member has the right to:

•             Share in our profits and losses ratably in proportion to capital units held;

•             Receive distributions when declared by the board of governors ratably in proportion to capital units held;

•             Participate in the distribution of our assets if we dissolve or liquidate our business;

•             Access and review certain information concerning our business and affairs; and

•             Vote on matters that require the consent of our members.

Restrictions on Transfer

Transfer of capital units is restricted. All transfers must comply with our Member Control Agreement.  You cannot transfer your capital units without the prior approval of the board of governors.  The board of governors may also adopt a unit transfer policy setting forth the procedures and requirements for transferring your capital units.  The board of governors has adopted the following unit transfer policy:  No sales of units will be allowed until thirty days after the ethanol plant has met performance guarantees following completion of construction, provided that transfers upon death or without consideration to related parties which are made in accordance with the member control agreement and approved by the board are excepted from such transfer restriction.

The board of governors will not approve a transfer unless the transfer complies with our Member Control Agreement and certain tax regulations that are important to our maintaining our partnership tax status.  In particular, we will endeavor to take steps as are feasible and advisable to avoid classification as a “publicly traded partnership” as defined in Section 7704 of the Internal Revenue Code. If any member transfers his or her capital units in violation of our Member Control Agreement or without the prior written consent of the board of governors, the transfer will be null and void and the parties engaged in the transfer must indemnify and hold us and our members harmless against all cost, liability, and damage that arise from the transfer or attempted transfer.  However, the member may pledge or otherwise encumber all or any portion of his or her capital units, but any resulting transfer must comply with our Member Control Agreement.

Even if the board of governors approves your transfer, the transfer is not effective until the following conditions, among others, are satisfied:

•             We receive reimbursement for all costs and expenses, if any, we reasonably incur in connection with the transfer, such as legal, filing and publication expenses;

•             You register the capital units with the Securities and Exchange Commission and all applicable state securities commissions, or you provide us an opinion of counsel that is reasonably satisfactory to the board of governors that such registration is not necessary;

•             You provide us an opinion of counsel that is reasonably satisfactory to the board of governors that the transfer will not cause us to be deemed an “investment company” under the Investment Company Act of 1940;

•             You provide us an opinion of counsel that is reasonably satisfactory to the board of governors that the transfer will not cause us to be deemed a “publicly-traded limited partnership” under applicable tax laws; and

•             You deliver, upon our request, any other materials, such as tax information and identification numbers, needed to complete the transfer.

We expect that our board of governors will routinely consent to transfers and admit the transferee as a member, if the transferor and transferee fully comply with our Member Control Agreement and there are no adverse tax consequences to us from the transfer. If your transfer of capital units is approved by the board of governors and becomes effective, then the transferee will be admitted as a new member of our limited liability company if he or she:

•             Agrees to be bound by our Member Control Agreement;

•             Assumes your obligations under our Member Control Agreement with respect to the transferred capital units;

•             Pays or reimburses us for any legal, filing and publication expenses, if any, that we incur relating to admitting such individual or entity as a new member;

•             Delivers, upon our request, any evidence of the authority such person or entity has to become a member of our limited liability company; and

•             Delivers, upon our request, any other materials, such as tax information and identification numbers, needed to complete the transfer.

We may prohibit a transferee from becoming a member for any reason or if he or she does not comply with our Member Control Agreement. Any transferee that is not admitted as a member will be treated as an unadmitted assignee.  An unadmitted assignee may not vote and may only receive distributions that we declare or that are available upon our dissolution or liquidation.  An unadmitted assignee is not entitled to any information or accountings regarding our business and may not inspect or copy our books and records.

Economic Interests

Your economic interests are governed by the provisions in our Member Control Agreement relating to capital contributions, capital accounts, profit and loss allocations, and distributions.

Distributions

Unit holders are generally entitled to receive any distributions in proportion to the number of capital units owned.  However, upon dissolution and liquidation, any property or proceeds from the sale of our property remaining after satisfying our debts is distributed in proportion to positive capital account balances.  See “—Dissolution and Liquidation” below.

Capital Accounts and Contributions

The purchase price you pay to us for the units is a capital contribution, which we will credit to your capital account.  You are not required to purchase any additional capital units or make additional contributions to us.  We will increase your capital account according to your share of our profits and other applicable items of income or gain specially allocated to you according to the special allocation rules described below.  In addition, we will increase your capital account by any of our liabilities you assume, or that are secured by any property we distribute to you.  We will decrease your capital account for your share of our losses and other applicable items of expense or loss specially allocated to you according to the special allocation rules described below.  We will also decrease your capital account for the value of any property we distribute to you or for any of your liabilities we assume, or that are secured by property you have contributed to us.

Capital accounts also will be adjusted upward or downward if specified events occur that cause an adjustment to gross asset value in accordance with our Member Control Agreement.  These events are the issuance of additional units, unit redemptions, liquidation and other events where revaluation is required by or is consistent with Treasury regulations.  Under our Member Control Agreement, these adjustments are to be made only if the Board of Governors determines the adjustments to be necessary to reflect the relative economic interests of unit holders.

No interest will accrue on your capital contributions or account, and you have no right to withdraw or demand payment of any capital contribution you make to us. Unit holders who acquire units from other unit holders by purchase or inheritance will acquire the transferor’s capital account with respect to the units acquired, without regard to the purchase price or value of the units at the time of acquisition.

Allocation of Profits and Losses

Unless otherwise provided in the special allocation rules described below, profits and losses that we recognize will be allocated to our unit holders in proportion to their capital units held.  We will calculate our profits and losses on a daily, monthly, quarterly or other basis permitted under the tax laws.

The general rule for profit and loss allocations is subject to a number of exceptions referred to as special allocations.  Most of the special allocations are required by the tax regulations. These regulatory allocations are expected to have limited applicability. For example, if we have cumulative net losses that exceed capital contributions or if a loss allocation would cause a unit holder to have a negative capital account when others have positive capital accounts.  Regulatory allocations are not intended to have economic effect, and so are reversed if possible at the earliest opportunity.

Transfers of Units; Additional Units

If capital units are transferred during the fiscal year, the Board of Governors will designate a method and convention permitted by the tax code and the regulations to be used to take into account the interests of the transferor and transferee in making allocations with respect to the transferred units in the year of transfer. The same concepts would apply in determining the distributive share of our profits and losses that are allocable to purchasers in the year in which additional units are issued.  If additional units are issued, we and the persons acquiring the additional units may agree on which of the permissible methods and conventions will be used.  If none are specified, we will designate a permissible method and convention.

Dissolution and Liquidation

We will not dissolve or wind up our business unless:

•             Holders of a majority of our issued and outstanding capital units then held by all members determine that we should dissolve, liquidate and wind up our business; or

•             A court orders us to dissolve, liquidate and wind up our business.

If we dissolve, we will continue only for purposes of winding up our business, liquidating our assets and satisfying outstanding claims and liabilities.  We will appoint a liquidator who will oversee our winding up and dissolution, and distribute all of our assets as described below.  The liquidator may be the Board of Governors or a committee of three or more governors appointed by the board.  We must also indemnify the liquidator and any officer, governor, agent or employee of the liquidator for expenses, including reasonable attorney’s fees, relating to the liquidation of our limited liability company, unless it is due to acts or omissions that are not in good faith or involve negligence, fraud, intentional misconduct, a knowing violation of law or a transaction from which the liquidator, officer, director, agent or employee derived an improper personal benefit.

If we dissolve, liquidate or wind up our business, we will distribute our assets in the following order and priority, each category to be satisfied in full before any distribution is made to the next:

•             First, to creditors to satisfy all of our debts and liabilities according to their respective priorities
(or make reasonable provisions for their payment);

•             Second, the balance, if any, to the capital unit holders in accordance with the positive balances in their capital accounts after giving effect to all contributions, distributions and allocations for all periods.

If there are insufficient assets to make distributions to every unit holder according to their capital accounts, then the assets will be distributed on a pro rata basis in proportion to each unit holder’s capital account.  Any unit holder who has a deficit balance in his or her capital account need not contribute anything to us with respect to the deficit balance.  The deficit will not be considered a debt owed to any other unit holder, creditor, or us.

Unit holders can only seek repayment of their capital from us.  If our assets are insufficient to return all capital contributed, unit holders cannot look to our governors or other unit holders for return of their capital.  Unit holders have no right to demand or receive any of our property in lieu of cash.

Membership

Each member of our limited liability company must own, or must have entered into a binding written agreement with and accepted by us to subscribe for, a minimum of 2,500 capital units, and must execute the signature page to our Member Control Agreement.  Any unit holder who does not own such minimum number of units or fails to execute the signature to our Member Control Agreement will not be deemed a member and will be treated as an unadmitted assignee.

Members’ Consent and Meetings

We plan to hold annual meetings of the members, on dates to be determined by the Board of Governors, to transact business that comes before the meeting.  Our President or the Board of Governors may also call a special meeting of the members at any time to act on matters described in a notice of the meeting.  Further, members who own at least 20% of our capital units then held by all members may also demand that our Secretary call a special meeting of the members to act on matters described in a notice to the members.  All notices of meetings of the members must be given to each member at least 15 days, but no more than 60 days, prior to the date of the meeting.  Members may vote at a meeting of the members either in person or by proxy.  To transact business, members holding a majority of the issued and outstanding capital units then held by all members must be present at a meeting, whether in person or by proxy.  Unless provided otherwise, the affirmative vote of members holding a majority of our capital units present and entitled to vote is generally required to constitute the act of the members.

Voting Rights

Voting power of the members is in proportion to units held, and each capital unit entitles the holder to one vote on matters submitted to a member vote. Members have the right to vote on the following matters:

•             The election or removal of governors (except for members holding the right to appointment one or more governors, as discussed below);

•             The sale, lease, exchange or other disposition of all or substantially all of our assets;

•             Our merger or consolidation with another entity;

•             Our voluntary dissolution;

•             Material changes to our business purpose;

•             Amending our Articles of Organization or Member Control Agreement; and

•             Any other matters that require members’ approval as specifically provided for under Minnesota law.

Amendments to our Member Control Agreement

We cannot amend our Member Control Agreement without the approval of members holding a majority of our capital units then held by all members.  We cannot amend the amendment procedures of our Member Control Agreement without the consent of all of our members.  Any governor or members holding 10% or more of the units then held by all members may propose amendments to our Member Control Agreement.  If the Board of Governors approves the proposed amendment, then it must submit a verbatim statement of the proposed amendment to the members for approval.  We can amend our Member Control Agreement by written approval of the members, or at a meeting of the members.  However, an amendment will not be effective without the consent of each unit holder adversely affected if the amendment modifies the limited liability of the unit holder or alters the unit holder’s voting rights or interest in our profits, losses, other items or distributions (although individual consent is not required for alteration of rights or interests in connection with the designation, authorization and issuance of additional units of the same or different class or series).

Right to Information

We will keep the books and records of our business at our principal office.  We will maintain all of our books and records according to generally accepted accounting principles.  Our financial reports will be prepared using the accrual method, where income and expenses are matched to the period in which they occur. Members have the right to inspect and copy our books and records during normal business hours, for proper purposes, subject to our right to restrict access to such information based on confidentiality and competition considerations.

Liability of Members; Further Calls or Assessments

If you purchase capital units, you will not be personally liable for any of our debts, obligations, or liabilities solely by reason of being a member. In addition, members are not liable for further calls or assessments.

Pre-Emptive Rights

Members have no preemptive rights to make contributions pursuant to Minnesota Statutes, Section 322B.33 or otherwise, or to purchase any additional capital units or other securities we may offer in the future.

No Cumulative Voting Rights

Members do not have any cumulative voting rights.

No Dissenters’ Rights

Our governors cannot cause us to merge or consolidate with another entity, to dispose of all or substantially all of our assets or to materially change our business purpose without the approval of members holding a majority of our capital units then held by all members. However, if members owning a majority of our capital units approve the transaction, members objecting to the transaction do not have dissenters’ rights. This means that you would not have the right to seek appraisal or payment of the fair value of your capital units if you disagree with the transaction and could be forced to hold a substantially changed investment.

Termination of Membership; Separable Voting and Economic Interests

Although the Board of Governors manages our business and affairs, you have the right to vote on certain matters, such as amending our Member Control Agreement or dissolving our limited liability company. You have these rights if you have been admitted and continue to be a member of our limited liability company. A member may not be expelled, but your membership in our limited liability company may terminate if you:

•             Fail to comply with the Member Control Agreement;

•             Voluntarily withdraw from our limited liability company; or

•             Assign all of your capital units to another individual or entity.

If your membership terminates for any reason and you have not transferred your entire interest, then you will lose all of your voting rights and your right to access information concerning our business, and will be treated as an unadmitted assignee.  In addition, if you are an individual, you will cease to be a member upon your death.  If you are a corporation, trust, limited liability company or partnership, you will no longer to be a member at the time you cease to exist (and the transferee will not be a member unless admitted by the Board of Governors pursuant to the Member Control Agreement).  Accordingly, you can be a holder of our capital units, but not a member.  A unit holder that is not a member will have the same rights as an unadmitted assignee.  No member whose membership in the limited liability company terminates, nor any transferee of such member, shall have any right to demand or receive a return of such terminated member’s capital contributions, to require the purchase or redemption of the capital units owned by such terminated member, or to receive the fair value of the capital units or capital contributions of such terminated member.

Management

The board of governors will manage our business and affairs.  The officers appointed by the board of governors will manage our day-to-day operations.

Board of Governors

We are managed by a Board of Governors, currently consisting of eight elected governors. Under our Member Control Agreement, the Board is to consist of not less that seven nor more than 11 governors, comprised of appointed governors and elected governors.

If a member holds 9% or more of the capital units outstanding, that member will be entitled to appoint one governor to the board for each 9% owned giving rise to the right to appoint.  For purposes of determining these appointment rights, a member’s capital units will be aggregated with those held by affiliates.  An appointed governor may be removed at any time by the member appointing him or her.

The remaining seats on the board that are not subject to a right of appointment will be elected by the other members.  In order to preserve continuity of governance and harmonious transition from the initial Board to the elected Board, the initial Board designated from among themselves the governors to serve in the elected seats until the annual meeting to be held in 2007.  Designated governors may be removed for cause by two-thirds of the remaining designated governors.  The terms of these designated governors to the elected seats will be staggered such that, beginning in 2007, our members will elect one-third (or as nearly as possible) of the non-appointed members of the board of governors annually. Our members will elect these governors upon the affirmative vote of holders of a majority of the capital units present, either in person or by proxy, and entitled to vote for elected governors at a meeting of the members.  Following the election of a governor, the governor may be removed at any time upon the affirmative vote of holders of a majority of the capital units entitled to vote for elected governors.  Each elected governor serves until his or her successor is duly elected and qualified, or until the manager’s death, resignation or removal.  If a vacancy occurs, then the elected governors will appoint a new governor to fill the vacancy until the next annual or special meeting of the members.  At the members meeting, the members will elect a governor to serve the remaining term of the vacant seat.

Meetings and Acts of the Board of Governors

The board of governors must hold regular meetings from time to time, as it determines to be appropriate.  The President or three or more governors may call a special meeting at any time.  Written notice of a meeting must be given to all governors at least three days before the date of the meeting.  Any governor who attends a meeting is deemed to have waived any right to notice, unless the governor attends the meeting for the express purpose of objecting to the meeting.  Governors can participate in a meeting in person, by phone, video conference or any other means of communication if all the persons participating can simultaneously hear one another.  To transact business, at least two-thirds of the governors must be present at a meeting.

Each governor generally has one vote.  However, to the extent a member holds the right to appoint more than one governor pursuant to the procedures described above, the board voting rights represented by such appointment rights may be exercised by any one or more such appointed governors present at such a meeting.  Generally, to constitute an action of the board of governors, the affirmative vote of a majority of the voting power of the governors present at a meeting is required.

Except for matters that require the approval of our members, the board of governors has the authority to engage in all acts and transactions permitted by law that are necessary or incidental to accomplishing our purpose.  However, without the consent of members holding a majority of our capital units then held by all members, our governors cannot:

•             Sell, lease, exchange or otherwise dispose of all or substantially all of our assets;

•             Merge or consolidate us with another entity;

•             Voluntarily dissolve us;

•             Materially change our business purpose; or

•             Amend our Articles of Organization or Member Control Agreement.

Our governors are not our agents and cannot individually act on our behalf. Our governors only have authority when they act as a group.  The board of governors may act collectively through meetings, through committees it establishes and through officers of the board of governors and officers to whom it has delegated authority.  The board of governors may delegate its duties and powers to any committee consisting of one or more persons that may, but need not be governors, provided that a majority of the members of each committee must be a governor or member of our limited liability company.

Each governor must devote enough time to us to manage our affairs and operations, but is free to serve any other person or entity in any capacity, and may engage in activities that compete with our business.  Each governor must discharge his or her duties with reasonable care, in good faith and in a manner he or she believes to be in our best interest.

Contracts with Governors or their Affiliates

Our Member Control Agreement provides that contracts or transactions we enter into with our governors or their affiliates are not void or voidable solely because the governor or affiliate has a material financial interest in the contract or transaction, or solely because the interested governor is present at or participates in the meeting of our board of governors at which the contract or transaction is approved, if the material facts as to the contract or transaction and as to the governor’s or governors’ material financial interest are fully disclosed or known to the board of governors, and the board determines that the terms of the contract or transaction are commercially reasonable and no less favorable to us than could be obtained from an unaffiliated third party and authorizes, approves or ratifies the contract or transaction in good faith by a majority vote, but the interested governor or governors are not counted in determining the presence of a quorum and must not vote.  Notwithstanding the foregoing, with respect to contracts or transactions we enter into with our governors or their affiliates involving the sale or delivery of corn, the contract or transaction is not void or voidable if the terms of the contract or transaction are or were commercially reasonable and no less favorable to us than could be or could have been obtained from an unaffiliated third party, even though it was not approved by the disinterested governors, and even though the governor is present or participates in the meeting at which the contract or transaction is approved.

Officers

Our officers consist of the officers of the board of governors and such other officers appointed by the board of governors. The officers of the board of governors consist of a President, a Vice President, a Secretary and a Treasurer.  The officers of the board of governors must be governors.  The board of governors may also appoint such other officers and assistant officers as it deems necessary or advisable.  These other officers and assistant officers may not be members of the board of governors.

When we near completion of the proposed ethanol plant, the board of governors shall also select and employ a Chief Executive Officer or General Manager and other officers who will be responsible for all day-to-day administrative and operational aspects of our limited liability company.  These officers shall have the powers and authorities designated by the board of governors.

Item 12. Indemnification of Directors and Officers

Under Minnesota law and our Member Control Agreement, no governor or officer is liable for any of our debts, obligations or liabilities merely because he or she is a member, governor or officer. Our Member Control Agreement provides that no governor or officer is liable to us or our members for monetary damages for breaches of fiduciary duties unless they involve (a) a breach of the governor’s duty of loyalty to us or our members; (b) acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law or, with respect to officers, for acts of negligence; (c) knowing violations of securities laws or illegal distributions; or (d) a transaction from which the governor derived an improper personal benefit. Our Member Control Agreement further provides that the liability of our governors shall be limited or eliminated to the greatest extent permitted by Minnesota law now or in the future. These provisions could limit our and our members’ ability to bring an action against a governor or officer for monetary damages arising out of a breach of that governor’s or officer’s fiduciary duties.

In addition, our Member Control Agreement generally requires us to indemnify each present and former governor or officer relating to any liability or damage or reasonable expenses incurred with respect to a proceeding if the governor or officer was a party to the proceeding in the capacity of a governor or officer, unless the proceedings arise out of or are related to matters for which a governor or officer is personally liable under the prior paragraph.

Item 13.  Financial Statements and Supplementary Data

47

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Heron Lake, Minnesota

Consolidated Financial Statements

October 31, 2005 and 2004

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors

Heron Lake Bioenergy, LLC

Heron Lake, Minnesota

We have audited the accompanying consolidated balance sheet of Heron Lake Bioenergy, LLC (a development stage company), as of October 31, 2005 and 2004, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years ended October 31, 2005 and 2004 and for the ten months ended October 31, 2003, and the period from inception (April 12, 2001) to October 31, 2005. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heron Lake Bioenergy, LLC (a development stage company), as of October 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended October 31, 2005  and 2004 and for the ten months ended October 31, 2003, and the period from inception (April 12, 2001) to October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

December 8, 2005, except for Note 2
for which the date is December 16, 2005

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HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Balance Sheet

	October 31, 2005	October 31, 2004
ASSETS

Current Assets
Cash and equivalents	$40,119,856	$94,747
Short-term investments	—	299,859
Accounts receivable	23,300	—
Pre-paid expenses	12,494	5,127
Total current assets	40,155,650	399,733

Property and Equipment
Land and improvements	1,939,900	—
Office equipment	43,635	40,465
Construction in progress	352,931	—
	2,336,466	40,465
Accumulated depreciation	(8,557)	(2,818)
Net property and equipment	2,327,909	37,647

Other Assets
Deferred acquisition costs	137,775	—
Option for land purchase	—	1,000
Deferred offering costs	—	382,022
Deferred loan costs, net	204,499	—
Other	1,000	—
Total other assets	343,274	383,022

Total Assets	$42,826,833	$820,402

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilites
Accounts payable	$525,225	$156,628
Accounts payable - members	—	750
Accrued expenses	11,885	1,886
Total current liabilities	537,110	159,264

Long-Term Debt, net of current maturities	1,928,151	—

Commitments and Contingencies

Members’ Equity
Member contributions 23,123,125 and 1,263,250 units outstanding at October 31, 2005 and 2004, respectively	41,197,844	1,153,306
Deficit accumulated during development stage	(836,272)	(492,168)
Total members’ equity	40,361,572	661,138

Total Liabilities and Members’ Equity	$42,826,833	$820,402

Notes to Consolidated Financial Statement are an integral part of this Statement.

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HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Operations

				From Inception
	Year Ended	Year Ended	Ten Months	April 12, 2001 to
	October 31, 2005	October 31, 2004	October 31, 2003	October 31, 2005

Revenues	$—	$—	$—	$—

Operating Expenses
Professional and consulting fees	232,857	245,021	16,545	610,214
General and administrative	548,658	365,252	12,983	933,437
Total operating expenses	781,515	610,273	29,528	1,543,651

Operating Loss	(781,515)	(610,273)	(29,528)	(1,543,651)

Other Income (Expense)
Grant income	148,121	101,879	—	250,000
Interest income	287,651	4,030	5	292,208
Interest expense	(121)	(60)	(623)	(804)
Other income	1,760	64,215	—	65,975
Gain on assignment of option	—	—	100,000	100,000
Total other income net	437,411	170,064	99,382	707,379

Net Income (Loss)	$(344,104)	$(440,209)	$69,854	$(836,272)

Weighted Average Units Outstanding - Basic and Diluted	2,820,534	786,074	264,033	906,979

Net Income (Loss) Per Unit - Basic and Diluted	$(0.12)	$(0.56)	$0.26	$(0.92)

Notes to Consolidated Financial Statement are an integral part of this Statement.

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HERON LAKE BIOENERGY, LLC

(A Development Stage Company)

Statement of Changes in Members’ Equity

		Retained
	Member	Earnings
	Contributions	(Deficit)

Balance - April 12, 2001	$—	$—

Capital contributions - 60,500 units, $.50 per unit, April - December 2001	30,250

Net loss for the period ended December 31, 2001		(16,849)

Balance - December 31, 2001	30,250	(16,849)

Capital contributions - 198,500, $.50 per unit, April 2002	99,250

Net loss for the year ended December 31, 2001		(104,964)

Balance - December 31, 2002	129,500	(121,813)

Capital contributions - 10,000 units, $.50 per unit, June 2003	5,000

Net loss for the ten months ended October 31, 2003		69,854

Balance - October 31, 2003	134,500	(51,959)

Capital contributions - 1,028,750 units, $1 and $1.74 per unit, April 2004	1,050,000

Capital redemption - 34,500 units, $.50 per unit, September 2004	(17,250)

Cost of raising capital	(13,944)

Net loss for the year ended October 31, 2004		(440,209)

Balance - October 31, 2004	1,153,306	(492,168)

Capital contributions - 21,604,875 units $1.82, $1.90, and $2.00 per unit, October 2005	40,000,000

Issuance of 255,000 units for the purchase of land	500,000

Warrants issued for the purchase of 225,000 units for services	69,000

Cost of raising capital	(524,462)

Net loss for the year ended October 31, 2005		(344,104)

Balance - October 31, 2005	$41,197,844	(836,272)

Notes to Consolidated Financial Statement are an integral part of this Statement.

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HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statement of Cash Flows

				From Inception
				(April 12, 2001)
	Year Ended	Year Ended	Ten Months	to
	October 31, 2005	October 31, 2004	######### ####	October 31, 2005
Cash Flow From Operating Activities
Net Income (Loss)	$(344,104)	$(440,209)	$69,854	$(836,272)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,739	2,414	215	8,557
Warrants issued for services	69,000			69,000
Change in assets and liabilities
Accounts receivable	(23,300)	—		(23,300)
Prepaid expenses	(7,367)	(794)	8,667	506
Accounts payable	90,445	71,876	23,039	190,406
Accrued expenses	9,999	1,886	—	11,885
Net cash provided by (used in) operating activities	(199,588)	(364,827)	101,775	(579,218)

Cash Flows from Investing Activities
Proceeds from (payments for) short-term investments	299,859	(299,859)	—	—
Payments for acquisition costs	(117,390)	—	—	(117,390)
Payment for land option	—	—	—	(1,000)
Capital expenditures	(41,667)	(33,611)	—	(82,132)
Net cash used in investing activities	140,802	(333,470)	—	(200,522)

Cash Flows from Financing Activities
Proceeds from notes payable	488,251	—	—	488,251
Payments on notes payable	—	(1,200)	(11,800)	(13,000)
Payments for loan costs	(204,499)	—	—	(204,499)
Member contributions	40,000,000	1,050,000	5,000	41,184,500
Redemption of member units	(750)	(16,500)	—	(17,250)
Payments for cost of raising capital	(199,107)	(339,299)	—	(538,406)
Net cash provided by (used in) financing activities	40,083,895	693,001	(6,800)	40,899,596

Net Increase (Decrease) in cash and equivalents	40,025,109	(5,296)	94,975	40,119,856

Cash and Equivalents- Beginning of period	94,747	100,043	5,068	—

Cash and Equivalents- End of period	$40,119,856	$94,747	$100,043	$40,119,856

Supplemental Disclosure of Cash Flow Information
Interest paid	$9,280	$60	$623	$9,963

Supplemental Disclosure of Non-Cash Financing Activities
Note payable with insurance company	$—	$—	$13,000	$13,000
Land option exercised for land purchase	$1,000	$—	$—	$1,000
Property and equipment in accounts payable	$314,434	$5,046	$—	$314,434
Capital expenditures financed by long-term debt	$1,438,900	$—	$—	$1,438,900
Issuance of units for land purchase	$500,000	$—	$—	$500,000
Payments for acquisition costs in accounts payable	$20,385	$—	$—	$20,385
Other assets financed by long-term debt	$1,000	$—	$—	$1,000
Deferred offering costs in accounts payable	$—	$56,667	$—	$—
Redemption included in accounts payable	$—	$750	$—	$—

Notes to Consolidated Financial Statements are an integral part of this Statement.

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HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements

October 31, 2005 and 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was organized to fund and construct a 50 million gallon ethanol plant with distribution to upper Midwest states near Heron Lake, Minnesota.  In addition, the Company intends to produce and sell distillers grains with solubles as co-products of ethanol production.  Construction began in the fall of 2005.  As of October 31, 2005, the Company is in the development stage with its efforts being principally devoted to organizational, initial construction, and permitting activities.  Effective May 26, 2004, the Company, formerly known as Generation II, LLC, changed its  name to Heron Lake BioEnergy, LLC to conduct business.

Principles of Consolidation

The financial statements include the accounts of Heron Lake BioEnergy, LLC and its wholly owned subsidiary, Lakefield Farms Elevator, LLC, collectively, the “Company”.  All significant intercompany balances and transactions are eliminated in consolidation.

Fiscal Reporting Period

The Company initially adopted a fiscal year ending December 31 for reporting financial operations.  The Company changed its fiscal year end during 2003 for reporting financial operations to October 31.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Actual results could differ from those estimates.

Cash and Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and equivalents.

The Company maintains its accounts at two financial institutions.  At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation.  At October 31, 2005, the Company had treasury bills and money market accounts that totaled approximately $40,097,000.  At October 31, 2004, the Company had treasury bills with maturities greater than three months that were classified as short-term investments.  The Company did not have any money market funds at October 31, 2004.

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Financial Instruments

The Company believes the carrying value of cash and equivalents as well as short-term investments approximate their fair market value based on quoted market prices.

It is not currently practicable to estimate the fair value of the line of credit or long-term debt.  These agreements contain certain unique terms, covenants, and restriction, as discussed in Note 4 and Note 5, and there are no readily determinable similar instruments on which to base an estimate of fair value.

Property and Equipment

Property and equipment are stated at the lower of cost or estimated fair value.  Depreciation is provided over an estimated useful life by use of the straight-line depreciation method.  Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.  Construction in progress is comprised of costs related to the construction of the ethanol plant facilities. Interest is capitalized during the construction period.  The Company capitalized interest of approximately $17,000 during fiscal 2005.  No amounts were capitalized in fiscal 2004.

Deferred Offering Costs

The Company deferred the cost incurred to raise equity financing until financing occurred.  In October 2005, equity proceeds were released from escrow and these costs were netted against the proceeds received.

Deferred Loan Costs

Costs associated with the issuance of the construction note discussed in Note 5 are recorded as deferred loan costs, net of accumulated amortization.  Loan costs are amortized to operations over the life of construction note using the effective interest method.

Grants

The Company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant.  For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, its earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

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Organizational and Start Up Costs

The Company expenses all organizational and start up costs as incurred.

Share-Based Compensation

The Company accounts for share-based compensation utilizing the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” as amended.  Compensation cost for warrants issued to the Board of Governors is measured as the fair value of the warrant.  Such compensation costs are amortized to operations over the warrant vesting terms.

The following table represents the effect on net loss if the Company had applied the fair value based method and recognition provision of Statement of Financial Accounting Standards (SFAS) No. 123R, “Accounting for Stock-Based Compensation,” to warrant compensation for the fiscal year ended October 31, 2005:

Net loss, as reported	$(344,104)
Plus: share-based compensation expense determined under fair value based methods	69,000
Less: share-based compensation expense determined under fair value based methods	(69,000)
Pro forma net loss	$(344,104)

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”.  SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB 25.  Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of services received in exchange for awards of equity instruments, based on the grant date fair value of these awards, in the financial statements.  The effective date of SFAS 123R is the first annual reporting period beginning after December 15, 2005, although early adoption is allowed.  SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method.  Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the  requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R.  Under the “modified retrospective’ method, the requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous period based on proforma disclosures made in accordance with SFAS 123.

The Company currently utilizes a standard warrant pricing model (i.e., Black-Scholes) to measure the fair value of warrants.  While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model.  The Company did not elect early adoption of SFAS 123R and has yet to determine which model it will use to measure the fair value of warrants upon adoption of SFAS 123R.  See Note 6 for further information.

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Recently Issued Accounting Pronouncements

Management has reviewed recently issued, but not yet effective, accounting pronouncements and does not expect the implementation of these pronouncements to have a significant effect on the Company’s financial statements.

2.  ACQUISITION

The Company entered into a purchase agreement to acquire Farmers Co-operative Elevator of Lakefield through its wholly owned subsidiary, Lakefield Farmers Elevator, LLC, during fiscal 2005 and the acquisition closed on December 16, 2005.  The elevator gives the Company the ability to procure and store corn more favorably.  The Company acquired certain assets of Farmers Co-operative Elevator in exchange for cash of $3,160,688.  The acquisition was accounted for using the purchase method of accounting and the results of operations will be included in the consolidated results of operations from the date of acquisition.

The following table summarizes the estimated fair values of Farmers Co-operative Elevator of Lakefield’s assets acquired and liabilities assumed:

Current assets	$560,688
Property and equipment	2,600,000
Total cash paid for assets purchased	$3,160,688

The Company had deferred acquisition costs of $137,775 related to the acquisition at October 31, 2005.

3.  DEVELOPMENT STAGE ENTERPRISE

The Company was formed on April 12, 2001 to have an indefinite life.  Under the Company’s original Articles of Organization, the Company was authorized to issue 15,000,000 units in consideration of capital contributions authorized by the Board of Governors.  The Company was initially capitalized by contributions from its founding members and additional seed capital investors.  The founding members contributed $94,750 in exchange for 189,500 units.  In addition 122 members contributed an additional $39,750 for 79,500 units.  Income and losses are allocated to all members based upon their respective percentage units held.  See Note 6 for further discussion of members’ equity, including redemption of certain member units and proceeds from an intra-state offering.

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4.  LINE OF CREDIT

The Company has a line of credit of up to $2,000,000, subject to certain borrowing base requirements, which expires July 1, 2006.  Amounts available under the line of credit are reduced by outstanding standby letters of credit as discussed below.  Interest is charged on borrowings the one month LIBOR plus 3.25%.  The Company has a .25% commitment fee on the unused portion of the line of credit.  At October 31, 2005, there were no balances outstanding on the line of credit.

The line of credit and notes payable (as discussed in Note 5) are subject to a general security agreement with the bank.  The terms of this agreement require the Company to maintain certain financial ratios and covenants such as working capital and net worth requirements, minimum debt to equity and debt service coverage, and restrictions on distributions.  Borrowings under the agreement are secured by substantially all corporate assets.

5.  LONG-TERM DEBT

Long-term debt consists of the following at October 31:

2005

Construction note to lending institution, see terms below.	$1,388,251

Note payable to lending institution with interest due monthly at 7.30% due on January 1, 2006, secured by real estate, repaid with the construction note in January 2006 and included with the construction note maturity schedule.	439,900

Note payable to Jackson County with interest at 4.00%, forgivable upon job creation thresholds at specified wages as part of the plant development within two years of plant completion, but no later than November 1, 2009. If the Company fails to meet the terms of the note, principal and accrued interest will be due and payable on November 1, 2009.	100,000
Totals	1,928,151
Less amounts due within one year	—

Net long-term debt	$1,928,151

In September 2005, the Company obtained debt financing from a lending institution in the form of a construction note and line of credit, as described in Note 4.  The construction note provides the lesser of 60% of total project cost or $59,883,000.  The construction note accrues interest at the one month LIBOR plus 3.25% which totaled 6.98% at October 31, 2005, payable quarterly until the earlier of project completion or May 15, 2007.  The construction note can convert into a term note at the option of the lending institution if the Company meets certain conditions.  As part of the debt financing, the premium above LIBOR may be reduced based on a financial ratio.  The Company is required to make additional payments of excess cash flow up to $2,000,000 per year to the lending institution until the Company the meets a specified financial ratio.  The general contractor

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and an owner of the general contractor have guaranteed approximately $4,240,000 of the construction note and line of credit.

Estimated maturities of long-term debt for the fiscal year ended October 31, 2005 are as follows:

2006	$—
2007	1,828,151
2008	—
2009	—
2010	100,000

Total long-term debt	$1,928,151

6.  MEMBERS’ EQUITY

Private Placement Memorandum

The Company issued a Private Placement Memorandum dated March 24, 2004 for the sale of 1,000,000 capital units.  The units were offered at a price of $1 per unit.  All 1,000,000 units were sold and issued at April 30, 2004.  The proceeds from this offering were being used to pay for organizational, permitting, and other development costs.

In April 2004, the Company issued 28,750 units in exchange for a $50,000 contribution from Minnesota Soybean Processors as part of the agreement described in Note 10.

Membership Units

As specified in the Company’s original Articles of Organization, the Company had one class of membership units.  No member may transfer all or any portion of an interest without the prior written consent of the Board of Governors.

As specified in the Company’s First Amended and Restated Articles of Organization the Company has Class A and Class B membership units.  Members shall exercise their voting power in proportion to units held, without regard to class, and are entitled to one vote for each unit held, subject to the appointment rights to the Board as provided in the Member Control Agreement.  No member may transfer all or any portion of an interest without the prior written consent of the Board of Governors.

On June 29, 2004, the members of the Company voted on and approved the First Amended and Restated Articles of Organization.  As part of this amendment, the name of the Company became Heron Lake BioEnergy, LLC.  In addition, the articles authorized 50,000,000 capital units, of which 25,000,000 have been designated Class A units, 15,000,000 have been designated as Class B units, and 10,000,000 have not yet been designated.  Authorized units not designated as Class A or B Units may be designated as Class A or B Units by resolution of the Board of Directors and proper filing with the Secretary of State of Minnesota before the acceptance of any

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capital contributions with respect to such units.  Subject to the Member Control Agreement, Class A and Class B Units will share profits and losses and distributions of assets equally on a per unit basis.  All membership units issued and outstanding as of the approval date were automatically converted to Class A Units effective June 30, 2004.

In connection with the approval of the First Amended and Restated Articles of Organization, members had the right to demand a payment for the fair value of their units.  The Company has determined that the fair value of these units is equal to the amount of the capital contribution with respect of such units.  As of June 29, 2004, the Company received notices from thirty-seven members preserving their dissent and appraisal right.  The Company notified these members of their right to receive the fair value of their units.  Members had thirty days to exercise that right.  The Company had 27 members properly exercise their rights, which resulted in a total reduction of 13,500 Class A units and contributed capital of $6,750.

The Company has signed a separation and release agreement with a former Board member who acted as project coordinator from inception until fall of 2003, at which time the Company elected to end his services as acting project coordinator.  In February 2004, he resigned from the Board of Governors and the Company agreed to return the $10,500 of capital contributions he made to the Company in exchange for the cancellation of the 21,000 units representing the capital contributions.

In June 2004, the Company authorized warrants for 25,000 units to the existing nine members of the Board of Governors.  The warrants granted to each member of the Board of Governors the right to purchase 25,000 Class A Units at an exercise price of $.80 per unit.  The warrants vested at financial closing and remain exercisable for a period of five years thereafter.  The warrants were subject to forfeiture if the Governor did not continuously remain a Governor up to financial closing.  If all of the warrants were exercised, the Board of Governors would purchase 225,000 Class A Units at a total investment of $180,000.  The Company recorded compensation expense of approximately $69,000 in fiscal 2005 related to the warrants.  These units were not used in the computation of net loss per unit as they would have been anti-dilutive.    No warrants were exercised in October 2005.

Registration Statement

The Company prepared a Registration Statement in Minnesota offering 20,000,000 Class A units for $40,000,000.  The offering included subscription incentives for early investment by providing investors who invested by pre-determined dates with additional units.  The Registration Statement was declared effective in September 2004.  On January 29, 2005, the Company closed the offering having raised approximately $40,000,000 in exchange for 21,604,875, which included approximately $4,100,000 from the general contractor.  The units were released from escrow on October 5, 2005.

In October 2005, the Company issued 255,000 units as partial payment for land, owned by a member of the Company, as described in Note 8.

As of October 31, 2005, the Company had issued and had outstanding 23,123,125 of Class A units held by 1,069 members.

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7.  GRANTS

The Company has applied for various Federal and State grants, and has been awarded a Federal USDA Value Added Development grant in the amount of $250,000 used for general business expenses, including legal and accounting.  As of October 31, 2005, the Company has received approximately $250,000 related to grants.

8.  RELATED PARTY TRANSACTIONS

The general contractor of the plant became a member of the Company during fiscal 2005 by investing $4,100,000.

The Company purchased a parcel of land in 2005 from a member of the Company.  The land is adjacent to the approximately 88 acre site described in Note 10.  The land was purchased for $1,500,000 with $500,000 of the purchase price being paid for with the issuance of 255,000 units of the Company as described in Note 6.

The Company incurred expenses of approximately $125,000 and $67,000 in fiscal 2005 and 2004, respectively, for an equity drive marketing manager who is also a member of the Company.

In November 2005, the Company entered into an agreement with a member for a perpetual pipeline easement across the member’s land.  The easement cost was a total of $14,000 consisting of $1,000 in cash, and 6,500 units in the Company.

9.  INCOME TAXES

The differences between consolidated financial statement basis and tax basis of assets are as follows at

October 31:

	2005	2004

Consolidated financial statement basis of assets	$42,826,833	$820,402
Plus: organization and start-up costs capitalized, net	706,447	590,945
Plus: warrant compensation expense	69,000

Income tax basis of assets	$43,602,280	$1,411,347

There were no differences between the consolidated financial statement basis and tax basis of the Company’s liabilities.

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10.  COMMITMENTS AND CONTINGENCIES

Land Contracts

In February 2002, the Company paid $1,000 for an option to purchase approximately 88 acres of land for $5,000 per acre from an unrelated party.  The option term extended until February 2006.  The Company exercised this option in fiscal 2005.

In September 2003, the Company received $100,000 from the City of Heron Lake, for assigning approximately 4 acres of their land option to the City, and for the costs incurred by the Company in well testing on the property.

Plant Construction

The total cost of the project, including the construction of the ethanol plant and start-up expenses, is expected to approximate $102,000,000.  In October 2005, the Company signed a lump-sum design-build agreement with a general contractor for approximately $76,700,000.  Monthly applications will be submitted for work performed in the previous period.  Final payment will be due when final completion has been achieved.  The design-build agreement includes a provision whereby the general contractor receives an early completion bonus for each day the construction is complete prior to 470 days.  In addition, the general contractor will owe the Company liquidated damages for each day construction is not complete after 500 days.  The ethanol plant must meet certain performance and emission standards and the general contractor retains liability for failure to meet these standards along with potential liquidated damages up to a specified amount.  The contract may be terminated by the Company upon a ten day written notice subject to payment for work completed, termination fees, and any applicable costs and retainage.  The general contractor is a member in the Company.  The Company began construction and development of the plant in the fall of 2005 and anticipates completion in the spring of 2007.

In September 2005, the Company entered into an agreement with an unrelated party for site preparation and grading for approximately $1,541,000.

In October 2005, the Company entered into an agreement with an unrelated party for storm sewer placement services for approximately $210,000.

In October 2005, the Company entered into agreements with unrelated parties for the construction of the administrative building for approximately $991,000.

In December 2005, the Company entered into an agreement with an unrelated party for foundation work for approximately $430,000.

Consulting Contracts

In October 2003, the Company entered into an industrial water supply development and distribution agreement with the City of Heron Lake.  The Company will have the exclusive rights to the first 600 gallons per minute of capacity that is available from the well, and provides for the Company, combined with Minnesota Soybean Processors (MnSP), to approve any other supply contracts that the City may enter into.  In consideration, the Company will pay one half of the City’s water well bond payments of $735,000, plus a 5% administrative fee, totaling approximately $594,000 and operating costs, relative to the Company’s water usage,  plus a 10% profit.  These payments may be delayed until such time that the plant becomes operational.  In the event that the plant does not become operational, the Company will have no obligations under this agreement.

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In November 2003, the Company entered into a water supply agreement with MnSP.  The agreement provides for the inclusion of MnSP in the aforementioned water supply agreement with the City of Heron Lake, with additional obligations to the City that MnSP has agreed to.  In consideration for being included in this agreement and $50,000 worth of capital units, which was agreed to be 28,750 units, MnSP paid the Company $100,000.

In October 2005, the Company entered into a distiller’s grain marketing agreement.  The term for this agreement shall be for one year commencing at the start-up of the plant.  The agreement provides predetermined formulas for the sale of distiller’s grains and solubles.  This agreement shall remain in effect until terminated by either party by providing the other party 90 days written notice.

Legal Proceeding

The Company is subject to a legal challenge from two special interest groups related to its air-emissions permit for the plant.  The permit and subsequent amendment were issued by the Minnesota Pollution Control Agency and are being appealed to the Minnesota Court of Appeals.  Management believes the likelihood of an unfavorable outcome is remote.  Nevertheless, due to the uncertainties in the appeals process, it is at least reasonably possible that management’s view of the outcome will change in the near term.

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Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 15.  Financial Statements and Exhibits

(a)     Financial Statements

Independent Auditor’s Report

Consolidated Balance Sheets as of October 31, 2005 and 2004

Consolidated Statements of Operations for the fiscal years ended October 31, 2005, 2004 and 2003, and from April 12, 2001 (inception) to October 31, 2005

Statements of Changes in Members’ Equity

Consolidated Statements of Cash Flows for the fiscal years ended October 31, 2005, 2004 and 2003, and from April 12, 2001 (inception) to October 31, 2005

Notes to Consolidated Financial Statements

Schedule of Contractual Obligations

(b)     Exhibits*

* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HERON LAKE BIOENERGY, LLC
By:	/s/ Michael Kunerth
Michael Kunerth Treasurer